Exhibit 99.17

EXECUTION COPY

May 31, 2012

CGI GROUP INC.

and

CGI GROUP HOLDINGS EUROPE LIMITED

and

LOGICA PLC

CO-OPERATION AGREEMENT

TABLE OF CONTENTS

1.	Rule 2.7 Announcement	1
2.	Terms of the Offer	1
3.	Logica Share Schemes	1
4.	Regulatory Conditions	2
5.	Documentation	3
6.	Switching	3
7.	Substitution	4
8.	Termination	4
9.	Warranties	5
10.	Guarantee	5
11.	Miscellaneous Provisions	6
12.	Governing Law and Jurisdiction	8
13.	Agent for Service of Process	8
Schedule 1 Definitions and Interpretation		9
Schedule 2 Rule 2.7 Announcement		13
Schedule 3 Logica Share Schemes		14

-i-

THIS AGREEMENT (this “Agreement”) is made on May 31, 2012

BETWEEN:

(1)	CGI GROUP INC. a corporation incorporated under the laws of the Province of Québec, Canada and whose registered office is at 1130 Sherbrooke Street West, Montréal, Québec, Canada H3A 2M8 (“CGI Group Inc.”);

(2)	CGI GROUP HOLDINGS EUROPE LIMITED, a private company with limited liability, incorporated in England and Wales (registered number 3290026) and whose registered office is at Broadlands House, Primett Road, Stevenage, Hertfordshire SG1 3GG, United Kingdom (“CGI Europe”); and

(2)	LOGICA PLC, a public company with limited liability, incorporated in England and Wales (registered number 01631639) and whose registered office is at 250 Brook Drive, Green Park, Reading RG2 6UA, United Kingdom (“Logica”),

together referred to as the “Parties” and each as a “Party” to this Agreement.

RECITALS:

(A)	CGI Europe, a wholly-owned subsidiary of CGI Group Inc., wishes to acquire the entire issued and to be issued share capital of Logica (the “Offer”) on the terms and subject to the conditions set out in the Rule 2.7 Announcement.

(B)	CGJ Europe and Logica intend the Offer to be implemented by way of the Scheme provided that CGI Europe reserves the right, as set out in the Rule 2.7 Announcement and in this Agreement, to elect to implement the Offer by means of the Takeover Offer.

(C)	CCI Europe and Logica have agreed to enter into this Agreement to set out certain mutual commitments to regulate the basis on which they are willing to implement the Offer.

(D)	CGI Group Inc. has agreed to guarantee the obligations of CGI Europe under this Agreement.

IT IS AGREED as follows:

1.	Rule 2.7 Announcement

The obligations of the Parties under this Agreement (other than this Clause 1 and Clause 11.8) shall be conditional on the release of the Rule 2.7 Announcement at or before 12 noon on June 1, 2012, or such other time and date as may be agreed by CGI Europe and Logica.

2.	Terms of the Offer

The terms and conditions of the Offer shall be those set out in the Rule 2.7 Announcement (including the Conditions), together with such other terms as may be agreed by CCI Europe and Logica in writing or as required by the Panel. Should CGI Europe elect to implement the Offer by means of the Takeover Offer on the terms and subject to the Conditions, the terms of the Offer shall be set out in the Takeover Offer Document.

3.	Logica Share Schemes

CCI Europe and Logica agree to comply with Schedule 3 in respect of the proposals under Rule 15 of the Code relating to the Logica Share Schemes and the other matters with which it deals.

4.	Regulatory Conditions

Allocation of responsibility and timing

4.1	CCI Europe shall have primary responsibility for obtaining all consents or approvals of any Regulatory Authority which are required in order to obtain the Clearances.

4.2	CGI Europe and Logica agree to make all filings and to supply all information necessary in order to obtain the consents and approvals referred to in Clause 4.1 in each case as soon as reasonably practicable.

4.3	Each of CGI Europe and Logica shall make an appropriate filing of a notification and report form pursuant to the HSR Act as promptly as practicable and shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable.

4.4	Promptly following the date of the Rule 2.7 Announcement, CGI Europe and Logica shall meet in order to agree a plan with respect to contacting the relevant individuals within the relevant government departments and agencies in order to discuss with such individuals, as soon as reasonably practicable, any Clearance that may be required in relation to the implementation of the Offer as a consequence of Logica and/or any member of the Logica Group being party to a Relevant Logica Agreement. Following such meeting, CGI Europe and Logica shall cooperate with each other with respect to the agreed upon communication strategy in respect of such Clearances.

Further obligations

4.5	Without prejudice to the generality of Clauses 4.1 to 4.4 (inclusive), each of CGI Europe and Logica undertakes that, to the extent not prohibited by law or regulation, it will:

4.5.1	provide to the other (or its advisers), or procure the provision to the other (or its advisers) of, draft copies of all material filings, notifications, submissions and communications to be made to any Regulatory Authority by it or on its behalf in relation to obtaining any Clearances, at such time as will allow the other a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent;

4.5.2	incorporate such comments made by the other as are reasonable in such material filings, notifications, submissions and communications;

4.5.3	provide the other (or its nominated advisers) with copies of all material filings, notifications, submissions and communications in the form submitted or sent to any Regulatory Authority by or on its behalf in relation to obtaining any Clearances;

4.5.4	give the other reasonable prior notice of, and allow persons nominated by the other to attend, all meetings and/or material telephone calls with any Regulatory Authority in connection with the obtaining of the Clearances and the implementation of the Offer and to make reasonable oral submissions during such meetings and/or telephone calls; and

4.5.5	promptly notify the other of any material communications from any Regulatory Authority in relation to obtaining any Clearances and provide copies thereof.

4.6	Each of CGI Europe and Logica undertakes, to the extent not prohibited by law or regulation, to keep the other informed of the progress towards satisfaction (or otherwise) of the Regulatory Conditions and if at any time it becomes aware of anything that may be reasonably considered to be likely to prevent any of the Regulatory Conditions from being satisfied, it shall promptly inform the other.

4.7	For the avoidance of doubt, nothing in this Clause 4 shall require a Party to disclose to another Party any commercially sensitive or confidential information related to its business and/or the business of any other member of the CGI Group or the Logica Group (as applicable) or any information which is not material to any Clearance and any Party may redact such information from any documents shared with another Party and/or take other reasonable steps to procure that such information is not shared with another Party.

4.8	In relation to any Relevant Logica Agreement, in the event that a Security Agency requests, offers or requires undertakings from CGI Europe that relate to (a) the behaviour of personnel involved in the implementation of such Relevant Logica Agreement, (b) the manner in which such Relevant Logica Agreement must be conducted or (c) secrecy as a pre-condition to granting Clearances in respect of that Relevant Logica Agreement, CGI Europe undertakes to promptly offer, accept or agree to any such undertakings in order that the relevant Clearances can be obtained as soon as reasonably practicable, provided that the terms of such undertakings are consistent with (or not materially more onerous than) undertakings previously required by such Security Agency in comparable circumstances to the Offer, and provided further that either (i) the terms of such undertakings are reasonably satisfactory to CGI Europe in the context of the successful implementation of the Offer or (ii) the Panel requires CGI Europe to give such undertakings.

4.9	CGI Europe shall be responsible for paying any filing, administrative or other fees levied by any Regulatory Authority for the purpose of obtaining the Clearances, unless such fees are payable by Logica as specified by the applicable local laws and regulation.

4.10	CGI Europe’s obligations under Clause 4.8 shall be interpreted on the basis of the information supplied by or on behalf of Logica to CGI Group Inc. prior to the date of this Agreement.

5.	Documentation

5.1	CGI Europe undertakes to provide Logica with all such co-operation, information and assistance as it may reasonably request in connection with the preparation and verification of the Scheme Document.

5.2	CGI Europe agrees to procure that the CGI Responsible Individuals take responsibility for the CGI Information.

6.	Switching

6.1	CGI Europe reserves the right to elect to implement the Offer by means of the Takeover Offer at any time (the “Right to Switch”) subject to CGI obtaining the consent of the Panel, if required.

6.2

If CGI Europe elects to implement the Offer by way of the Takeover Offer, CGI Europe undertakes not to invoke the acceptance condition or lapse the Takeover Offer at any closing date on the grounds that the acceptance condition has not been satisfied prior to Day 60 (as determined in accordance with Rule 31.6 of the Code and Notes on that Rule) unless CGI Europe first announces via an RIS (such announcement not to be made prior to the 14th day after posting of the Offer Document) that the Takeover Offer will lapse if the acceptance condition has not been satisfied on the date specified in such announcement, such date being no earlier than the 14th day after the date on which such announcement is made.

6.3	CGI Europe agrees to submit drafts and revised drafts of any Takeover Offer Document to Logica for review and comment and, where necessary, to discuss any comments with Logica for the purposes of preparing such revised drafts.

6.4	Save as may be required by the Panel, CGI Europe will only despatch the Offer Document once it has obtained the prior written approval (not to be unreasonably withheld or delayed) of Logica for inclusion of the Logica Information in it.

7.	Substitution

Subject to the consent of the Panel, CGI Europe reserves the right to substitute another member of the CGI Group for CGI Europe (the “Substitution”). If the Substitution is used to implement the Offer, references to CGI Europe in this Agreement shall be construed to refer to the Substitution.

8.	Termination

8.1	Without prejudice to the rights of any Party that may have arisen prior to termination and, except where expressly stated to the contrary, the Parties’ obligations under this Agreement shall terminate with immediate effect and all rights and obligations of the Parties under this Agreement shall cease forthwith:

8.1.1	if the Scheme (or the Takeover Offer, if a Takeover Offer is made) is withdrawn or lapses in accordance with its terms and/or with the consent of the Panel (other than where such lapse or withdrawal is a result of the exercise of the Right to Switch or is otherwise to be followed by a Rule 2.7 announcement made by CGI Europe or a member of the CGI Group to implement the Offer by a different takeover offer or scheme of arrangement on substantially the same or improved terms as those of the Offer);

8.1.2	if two or more of the Logica Directors withdraw their recommendation of the Scheme (or the Takeover Offer, if a Takeover Offer is made);

8.1.3	if the Scheme has not become Effective by 5:00 p.m. on the Long Stop Date;

8.1.4	if the Shareholder Meetings have not been held on or prior to the Meetings Long Stop Date; or

8.1.5	as agreed in writing between the Parties.

8.2	Termination of this Agreement shall be without prejudice to the rights of any Party which have arisen prior to termination. Clauses 11.8, 11.10, 12 and 13 shall survive termination of this Agreement.

9.	Warranties

9.1	Each of CGI Europe and CGI Group Inc. warrants to Logica on the date of this Agreement that:

9.1.1	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

9.1.2	this Agreement constitutes its binding obligations in accordance with its terms;

9.1.3	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(A)	result in a breach of any provision of its constitutional documents;

(B)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(C)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

9.2	No Party shall have any claim for breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

10.	Guarantee

10.1	CGI Group Inc. irrevocably and unconditionally guarantees to Logica the due and punctual performance and observance by CGI Europe of all of its obligations under this Agreement (the “Guarantee”).

10.2	The Guarantee is to be a continuing security which shall remain in full force and effect until all of the obligations of CGI Europe under this Agreement shall have been fulfilled or shall have expired in accordance with the terms of this Agreement and the Guarantee is to be, in addition, and with out prejudice to, and shall not merge with, any other right, remedy, guarantee or security which Logica may now or hereafter hold in respect of all or any of the obligations of CGI Europe under this Agreement.

10.3	The liability of CGI Group Inc. under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate CGI Europe from its obligations hereunder including, without limitation:

10.3.1	any amendment, variation or modification to, or replacement of this Agreement;

10.3.2	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against CGI Europe or any other person;

10.3.3	any time or indulgence or waiver given to, or composition made with, CGI Europe or any other person; or

10.3.4	CGI Europe becoming insolvent, going into receivership or liquidation or having an administrator appointed.

10.4	The Guarantee shall constitute the primary obligations of CGI Group Inc. and Logica shall not be obliged to make any demand on CGI Europe or any other person before enforcing its lights against CGI Group Inc. under the Guarantee.

10.5	If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected if impaired thereby.

11.	Miscellaneous Provisions

11.1	Assignment

Other than following a Substitution as contemplated under Clause 7, no Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub-contract or delegate in any manner whatsoever its performance under this Agreement (each of the above a “dealing”) and any such purported dealing in contravention of this Clause 11.1 shall be ineffective.

11.2	Remedies and Waivers

11.2.1	No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement will affect that right, power or remedy or operate as a waiver of it.

11.2.2	The single or partial exercise of any iight, power or remedy provided by law or under this Agreement will not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

11.2.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

11.3	Severance/Unenforceable Provisions

If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

11.4	Variation

No variation to this Agreement shall be effective unless made in writing (which for this purpose, does not include email) and executed by each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement, however effected.

11.5	No Partnership

Nothing in this Agreement or in any document referred to in it or any action taken by the Parties under it or any document referred to in it shall constitute any of the Parties a partner of any other.

11.6	Confidentiality Agreement

The provisions of this Agreement shall be supplemental to and shall not prejudice the terms of the Confidentiality Agreement which shall remain in full force and effect notwithstanding the execution of this Agreement.

11.7	Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties on separate counteiparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute one instrument.

11.8	Notices

A notice, approval, consent or other communication in connection with this Agreement must be in writing and must be left at the address of the addressee, or sent by pre-paid registered post to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in this Clause 11.8 or to such other address or facsimile number as may be notified by such addressee by giving notice in accordance with this Clause 11.8. The address and facsimile number of each Party is:

11.8.1	in the case of CGI Group Inc.

Address:	1130 Sherbrooke Street West, 7th floor, Montréal, Québec H3A 2M8, Canada

Fax number:	+1 514 841 3299

For the attention of:	Claude Sdguin

With a copy to Sullivan & Cromwell LLP (fax number ÷44 (0)20 7959 8950), marked for the attention of Tim Emmerson/Ben Perry;

11.8.2	in the case of CGI Europe:

Address:	6th floor, 62-63 Threadneedle Street, London EC2R 8HP, United Kingdom

Fax number:	+44 (0)20 847 6022

For the attention of:	The Directors

With a copy to CGI Group Inc. and Sullivan & Cromwell LLP as set out in Clause 11.8.1;

11.8.3	in the case of Logica:

Address:	250 Brook Drive, Green Park,

Reading RG2 6UA, United Kingdom

Fax number:	+44 20 7468 7006

For the attention of:	Lawrence Guedes

With a copy to Freshfields Bruckhaus Deringer LLP (fax number +44 20 7108 7140), marked for the attention of David Sonter.

11.9	A notice given under Clause 11.8 shall conclusively be deemed to have been received on (a) the next working day in the place to which it is sent, if sent by fax, (b) at the time of delivery, if delivered personally and (c) if sent by registered mail, two Business Days after posting.

11.10	Benefit of this Agreement

11.10.1	Each of the obligations of Logica in this Agreement is undertaken for the benefit of each of CGI Group Inc. and CGI Europe.

11.10.2	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

12.	Governing Law and Jurisdiction

12.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

12.2	Each Party irrevocably agrees that the courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

12.3	Each Party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

13.	Agent for Service of Process

CGI Group Inc. will, at all times, maintain a place of business for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement at CGI Europe, 6th Floor, 62-63 Threadneedle Street, London EC2R 8HP, United Kingdom or such other place of business in the United Kingdom as CGI Group Inc. notifies in writing to Logica.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

In this Agreement (including the Recitals and the Schedules other than Schedule 2), unless the context otherwise requires, each of the following terms and expressions shall have the following meanings:

“2006 Act” means the UK Companies Act 2006, as amended;

“Agreed Form Spreadsheet” means the spreadsheet in the agreed form showing the effect of the proposals under Rule 15 of the Code relating to the Logica Share Schemes;

“Business Day” means a day (other than Saturdays, Sundays and public holidays) on which banks are open for business in London, United Kingdom and Montréal, Canada;

“Capital Reduction” means the reduction of Logica’ s share capital under Section 648 of the 2006 Act provided for by the Scheme;

“CGI Group” means CGI Group Inc. and its subsidiaries and subsidiary undertakings from time to time and “member of the CGI Group” shall be construed accordingly;

“CGI Information” means information relating to CGI Europe, any member of the CGI Group, persons acting in concert with CGI Europe or any of the CGI Responsible Individuals in the Scheme Document (or, if applicable, the Takeover Offer Document);

“CGI Responsible Individuals” means the directors of CGI Europe and CGI Group Inc. from time to time;

“Clearances” means all consents, clearances, permissions, waivers and/or approvals that are necessary in order to satisfy any of the Regulatory Conditions and the expiry of all waiting periods, the expiry of which will, under the laws, regulations or practices applied by any relevant Regulatory Authority in connection with the implementation of the Offer satisfy any of the Regulatory Conditions, and any reference to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, in the case of waiting periods, expired in accordance with the relevant Regulatory Condition;

“Code” means the City Code on Takeovers and Mergers;

“Conditions” means the conditions to the implementation of the Offer set out in Appendix I to the Rule 2.7 Announcement, together with any Conditions which are agreed in writing by CGI Europe and Logica, subject to any modifications that may be required if CGI Europe elects to implement the Offer by way of the Takeover Offer;

“Confidentiality Agreement” means a confidentiality agreement dated 27 April 2012 between CGI Group Inc. and Logica entered into in connection with the Offer;

“Council Regulation” means Council Regulation (EC) 139/2004, as amended;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court under Part 26 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Effective Date” means:

(a)	if the Offer is implemented by way of the Scheme, the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if the Offer is implemented by way of the Takeover Offer, the date on which the Takeover Offer is declared or becomes unconditional in all respects in accordance with its terms and the requirements of the Code;

and “Effective” shall be construed accordingly;

“Excluded Shares” means any Logica Shares which are registered in the name of or beneficially owned by any member of the CGI Group or its nominee(s) and any Logica Shares held in treasury;

“Executive Share Plans” mean the Restricted Share Plan, the Logica Partners Incentive Plan, the Logica Partners Performance Multiplier Plan, the Long Term Incentive Plan and the Deferred Investment Share Plan (formerly the Executive Equity Partnership Plan);

“Guarantee” shall have the meaning given to it in Clause 10;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder;

“Fully Diluted Share Capital” means, at any relevant time, the sum of (i) the number of Logica Shares in issue at that time and (ii) the maximum number of Logica Shares which could at any time (including after the Effective Date) be issued upon the full exercise of all Share Rights on the assumption that all criteria by reference to which such number may increase have been satisfied (and that the increase in such number has accordingly occurred), taking into account all steps which could be validly taken (by Logica Directors or any committee thereof or otherwise) which have the effect of permanently amending such number, and on the basis that all options, awards and Share Rights in respect of Logica Shares, whether under any of the Logica Share Schemes or otherwise are exercisable and exercised to the maximum extent permissible;

“Logica Directors” means the directors of Logica from time to time;

“Logica Information” means information relating to Logica, any member of the Logica Group or any of Logica Directors and all other information in the Scheme Document (or, if applicable, the Takeover Offer Document) that is not CGI Information;

“Logica Group” means Logica and its subsidiaries and subsidiary undertakings from time to time and “member of the Logica Group” shall be construed accordingly;

“Logica Share” means an ordinary share of 10p in the capital of Logica;

“Logica Share Schemes” means the Logica 2005 UK Sharesave Scheme, the Logica 2005 International Sharesave Scheme, the Employee Share Match Plan, the Executive Share Option Scheme and the Executive Share Plans;

“Logica Shareholder” means a registered holder of Logica Shares;

“Long Stop Date” means November 16, 2012 or such later date (if any) as CGI Europe and Logica may, with the consent of the Panel and (if required) the Court, agree;

“Meetings Long Stop Date” means August 20, 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

“Offer” shall have the meaning given to it in Recital (A);

“Panel” means The Panel on Takeovers and Mergers;

“Reduction Court Order” means the order of the Court which confirms the Capital Reduction;

“Reduction Record Time” means 6:00 p.m. on the Business Day immediately preceding the date upon with the Reduction Court Order is made;

“Regulatory Authority” means any court or competition, antitrust, national, supranational or supervisory body or any government department or other government, governmental, trade or regulatory agency or body and any Security Agency, in each case in any jurisdiction, including the European Commission but excluding the Panel;

“Regulatory Conditions” means each of the Conditions set out in paragraphs 2(a) to (d) inclusive of the Conditions;

“Relevant Logica Agreement” means an agreement made between Logica, or any member of the Logica Group, and a government department or agency in any jurisdiction pursuant to which Logica or such member of the Logica Group has agreed to supply goods or services that are used in connection with law and order, national security, policing, defence or military procurement;

“Right to Switch” shall have the meaning given to it in Clause 6.1;

“Rule” means a rule of the Code unless the context requires otherwise;

“Rule 2.7 Announcement” means the announcement in the agreed form set out in Schedule 2;

“Scheme” means a scheme of arrangement implemented pursuant to Part 26 of the 2006 Act; and

“Scheme Document” means the scheme document published by or on behalf of Logica in connection with the Scheme, including any revised scheme document;

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” means the Logica Shares:

(a)	in issue at the date of this document;

(b)	if any, issued after the date of this document and before the Scheme Voting Record Time; and

(c)	if any, issued after the Scheme Voting Record Time and before the Reduction Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

“Scheme Voting Record Time” means 6:00 p.m. on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. on the day which is two days before the date of such adjourned Court Meeting;

“Security Agency” means any governmental or regulatory body competent to take action or impose restrictions in connection with the Offer by reference to its implications for any aspect of law and order, national security, policing, defence, or military procurement;

“Shareholder Meetings” means the Court Meeting and the General Meeting;

“Share Right” means any award, option of other right of any person to require the allotment, issue or transfer of a Logica Share to that person or any other person and any legal entitlement to be granted any such award, grant, option or other right;

“Substitution” shall have the meaning given to it in Clause 7;

“Takeover Offer” means, in the event that CGI Europe exercises its Right to Switch, a takeover offer within the meaning of Section 974 of the 2006 Act, including any subsequent revision, amendment, variation, extension or renewal; and

“Takeover Offer Document” means the offer document published by or on behalf of CGI Europe in connection with a Takeover Offer, including any revised offer document.

The following shall apply to this Agreement (but not to the Rule 2.7 Announcement):

(A)	terms and expressions used but not expressly defined in this Agreement shall, unless the context otherwise requires, have the meanings given in the Rule 2.7 Announcement;

(B)	terms and expressions defined in the 2006 Act and not expressly defined in this Agreement, including the expressions “subsidiary” and “subsidiary undertaking”, shall, unless the context otherwise requires, have the meanings given in the 2006 Act;

(C)	when used in this Agreement, the expression “acting in concert” shall have the meaning given in the Code;

(D)	any reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(E)	a reference to an enactment or statutory provision shall be construed as a reference to any subordinate legislation made under the relevant enactment or statutory provision and shall be construed as a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, reenacted or replaced;

(F)	words in the singular shall include the plural and vice versa;

(G)	references to one gender include other genders;

(H)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(I)	a reference to a Recital, Clause, Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, Schedule (as the case may be) of or to this Agreement;

(3)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”;

(K)	references to documents “in the agreed form” or any similar expression shall be to documents agreed between CGI Europe and Logica, annexed to this Agreement and initialled for identification by or on behalf of CGI Europe and Logica;

(L)	the headings in this Agreement are for convenience only and shall not affect its interpretation;

(M)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time;

(N)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms; and

(O)	references to times of day are to London time.

SCHEDULE 2

RULE 2.7 ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,

INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

31 May 2012

RECOMMENDED CASH ACQUISITION

of

LOGICA PLC

by

CGI GROUP HOLDINGS EUROPE LIMITED

(a wholly owned subsidiary of CGI Group Inc.)

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Summary

•

The boards of directors of Logica plc (“Logica”) and CGI Group Inc. (“CGI”) are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Logica by CGI Holdings Europe Limited (“CGI Europe”), a wholly owned subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica (the “Acquisition”). The Acquisition will be implemented by way of a scheme of arrangement.

•	Under the terms of the Acquisition:

Logica Shareholders will be entitled to receive 105 pence in cash per Logica Share.

The Acquisition price represents a premium of approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

•

The Acquisition values the entire issued and to be issued ordinary share capital of Logica at approximately £1.7 billion (C$2.8 billion) on the basis of a fully diluted share capital of 1,646 million Logica Shares (net of option proceeds) (assuming that all rights in respect of in-the-money options under the Logica Share Schemes are exercised on the basis explained in this announcement).

•	In addition, the Acquisition implies an enterprise value multiple of approximately 6.6 times Logica’s EBITDA for the 12 months ended 31 December 2011.

•

The consideration payable under the Acquisition will be funded through a combination of the proceeds from the issuance of subscription receipts exchangeable for new shares in CGI to Caisse de dépôt et placement du Québec (“CDP”) and debt funding from Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“NBC”) and The Toronto-Dominion Bank (“TD”) to CGI pursuant to term credit facilities under a new credit agreement and a backstop revolving credit facility under the same agreement or, if such backstop revolving credit facility is cancelled, from a syndicate of lenders including NBC, CIBC and TD pursuant to a revolving credit facility under the existing credit agreement.

•

It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act, further details of which are contained in the full text of this announcement. CGI Europe reserves the right, subject to the consent of the Panel, to effect the Acquisition by way of a Takeover Offer.

•

The Logica Directors, who have been so advised by Rothschild, Bank of America Merrill Lynch and Deutsche Bank, as the independent financial advisers for the purposes of Rule 3 of the Code, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Logica Directors, Rothschild, Bank of America Merrill Lynch and Deutsche Bank have each taken into account the commercial assessments of the Logica Directors.

•

Accordingly, the Logica Directors intend unanimously to recommend that Logica Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions as each Logica Director has irrevocably undertaken to do in respect of Logica Shares he/she beneficially owns, being in aggregate a total of 2,563,207 Logica Shares, representing approximately 0.16 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings given by the Logica Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer by CGI Europe is or has been announced in accordance with Rule 2.7 of the Code. Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

•

In addition to the irrevocable undertakings received from the Logica Directors, CGI Europe has also received irrevocable undertakings from Schroder and Artemis, institutional shareholders of Logica, to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions, in respect of a total of 292,127,041 Logica Shares, representing approximately 18.03 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings received from Schroder and Artemis will cease to be binding if a competing offer is announced under Rule 2.7 of the Code which has a value of 10 per cent. or more above 105 pence per Logica Share (in the case of Artemis only, where such competing offer is all in cash), unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of the competing offer being announced (in the case of Schroder) or made (in the case of Artemis) on terms at least as favourable as under the competing offer (in the case of Schroder only, in the reasonable opinion of Schroder). Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

•

In aggregate, therefore, irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions have been received in respect of a total of 294,690,248 Logica Shares, representing approximately 18.19 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

•

CGI is a public company incorporated under the laws of the Province of Québec, Canada. Founded in 1976 and headquartered in Montréal, CGI is one of the largest independent providers of information technology and business process services to clients worldwide. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at 31 March 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. As at 30 May 2012 (being the latest practicable date prior to this announcement) CGI had a market capitalisation of C$5.4 billion (£3.4 billion).

•	The Acquisition will be subject to the satisfaction or waiver of the Conditions set out in Appendix I to this announcement and in the Scheme Document. It is expected that the Scheme

Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be posted to Logica Shareholders within 28 days of the date of this announcement and the Scheme will be effective by the end of September 2012, subject to the Conditions and certain further terms set out in Appendix I to this announcement.

Commenting on the Acquisition, Michael Roach, President and Chief Executive Officer of CGI, said:

“This announcement is consistent with our profitable growth strategy and with our belief that global consolidation of our industry is both necessary and inevitable. Logica is a leading business and technology service company with talented and committed employees and long-term client relationships. It further underscores our ongoing commitment to support our clients as they expand their businesses locally and globally. In addition to operational breadth and depth, the combined business will have critical mass and key blue chip client relationships.

We warmly welcome Logica’s professionals and believe that the combined business will provide new and larger growth opportunities for both CGI’s and Logica’s employees and clients, as well as offering CGI shareholders the same superior and industry leading returns we have delivered historically. We believe we have found the right acquisition at the right price and at the right time to create one of the very few truly independent global end-to-end technology services providers.”

Commenting on the Acquisition, David Tyler, Chairman of Logica, said:

“Over the past few years Logica has successfully integrated its European businesses into a single organisation with a clear brand and position in its main markets. Significant investments have been made in sales and marketing. It has established a strong presence in outsourcing which now represents 45 per cent. of the business. Logica has also cut overhead and staff costs substantially and offshore numbers have more than doubled, improving its cost competitiveness.

At the same time, industry dynamics have continued to develop. Competitive intensity has increased as the industry has globalised and scale has become an ever more important factor in cost competitiveness and service. Additionally, in Logica’s main European markets there is considerable economic uncertainty, which affects confidence and demand from both public and private clients.

Following an approach by CGI, the two companies engaged in a period of discussion around the possibility of combining the businesses. The Logica Directors consider there to be a strong industrial logic for the proposed combination with CGI. It meets clients’ requirements for a more comprehensive international presence and offers them the benefits of scale. Given the very limited geographic overlap and CGI’s strong reputation for successful integration, we believe this transaction will offer great opportunities for Logica’s people. For our shareholders, the offer represents an opportunity to realise a substantial premium in cash to the current share price.”

This summary should be read in conjunction with, and is subject to, the accompanying full text of this announcement which sets out further details of the Acquisition and which forms an integral part of this announcement (including Appendices). Appendix I to this announcement contains the Conditions to, and certain further terms of, the Acquisition. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix III to this announcement contains further details of the irrevocable undertakings received by CGI Europe. Appendix VIII to this announcement contains definitions of certain expressions used in this summary and in this announcement.

Enquiries:

CGI Group Inc.
Lorne Gorber	Tel: +1 514 841 3355

Goldman Sachs International (financial adviser to CGI)	Tel: +44 (0) 20 7774 1000
Gregg Lemkau
Nick Harper
Nicholas van den Arend

RLM Finsbury (public relations adviser to CGI)	Tel: +44 (0) 20 7251 3801
James Murgatroyd

Logica plc	Tel: +44 (0) 20 7637 9111
Investor relations: Karen Keyes
Media relations: Louise Fisk

Rothschild (joint financial adviser to Logica)	Tel: +44 (0) 20 7280 5000
Warner Mandel
Jeremy Millard
Nick Ivey

Bank of America Merrill Lynch (joint financial adviser and	Tel: +44 (0) 20 7628 1000
joint corporate broker to Logica)
Simon Gorringe
Guy Hayward-Cole
Andrew Tusa

Deutsche Bank (joint financial adviser and joint corporate	Tel: +44 (0) 20 7545 8000
broker to Logica)
Charles Wilkinson
Richard Sheppard
Charles Bryant

Brunswick (public relations adviser to Logica)	Tel: +44 (0) 20 7404 5959
Sarah West
Jonathan Glass

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting for CGI and CGI Europe and no one else in connection with the Acquisition and will not be responsible to anyone other than CGI and CGI Europe for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and no one else in connection with the Acquisition and will not be responsible to anyone other than Logica for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Acquisition or in relation to matters described in this announcement or any transaction or arrangement referred to herein.

Bank of America Merrill Lynch, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and for no one else in connection with the Acquisition and will not be responsible to any person other than Logica for providing the protections afforded to clients of Bank of America Merrill Lynch, or for providing advice in relation to the Acquisition, the content of this announcement or any matter referred to herein.

Deutsche Bank AG, London Branch is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG, London Branch’s authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Logica and no one else in connection with the Acquisition or the contents of this announcement and will not be responsible to any person other than Logica for providing the protections afforded to clients of Deutsche Bank AG, London Branch, nor for providing advice in relation to the Acquisition or any matters referred to in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Neither the proxy solicitation rules nor (unless implemented by means of a Takeover Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the City Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If CGI exercises its right to implement the Acquisition of the Logica Shares by way of a Takeover Offer, the Takeover Offer will be made in compliance with applicable US securities laws and regulations.

Unless otherwise determined by CGI Europe or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Acquisition to Logica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by CGI and Logica contains statements that are or may be forward looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of CGI and Logica about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on CGI and Logica, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of CGI’s or Logica’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on CGI’s or Logica’s business.

These forward looking statements are not guarantees of future financial performance. Except as expressly provided in this announcement, they have not been reviewed by the auditors of CGI or Logica or their respective financial advisers. Such forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: fluctuations in the capital markets; fluctuations in interest and exchange rates; increased regulation or regulatory scrutiny; the occurrence of unforeseen disasters or catastrophes; political or economic instability in principal markets; adverse outcomes in litigation; and general, local and global economic, political, business and market conditions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither CGI nor Logica, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to CGI or Logica or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. CGI and Logica disclaim any obligation to update or revise any forward looking or other statements contained herein other than in accordance with their legal and regulatory obligations.

Profit Forecast

The Logica Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. As such it is a requirement under the Code that the Logica Profit Forecast be reported on by Logica’s reporting accountants and financial advisers. The bases and assumptions behind the Logica Profit Forecast and the reports of the Logica Financial Advisers and PricewaterhouseCoopers are set out in Appendix V to this announcement. The Logica Financial Advisers and PricewaterhouseCoopers have given and not withdrawn their consent to publication of their reports in the form and context in which they are included.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.

Information Relating to Logica Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Logica Shareholders, persons with information rights and other relevant persons for the receipt of communications from Logica may be provided to CGI Europe during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) by no later than 12 noon (London time) on 1 June 2012.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the Code, Logica confirms that at the date of this announcement, it has in issue and admitted to trading on Euronext Amsterdam and the main market of the London Stock Exchange 1,620,160,491 ordinary shares of 10 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the Logica Shares is GB0005227086.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,

INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

31 May 2012

RECOMMENDED CASH ACQUISITION

of

LOGICA PLC

by

CGI GROUP HOLDINGS EUROPE LIMITED

(a wholly owned subsidiary of CGI Group Inc.)

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

1	Introduction

The boards of directors of Logica and CGI are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Logica by CGI Europe, a wholly-owned subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica. It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act.

2	The Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, Logica Shareholders will be entitled to receive:

105 pence in cash per Logica Share

The Acquisition price represents a premium of approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

The Acquisition values the entire issued and to be issued ordinary share capital of Logica at approximately £1.7 billion (C$2.8 billion) on the basis of a fully diluted share capital of 1,646 million Logica Shares (net of option proceeds) (assuming that all rights in respect of in-the-money options under the Logica Share Schemes are exercised on the basis explained in this announcement).

In addition, the Acquisition implies an enterprise value multiple of approximately 6.6 times Logica’s EBITDA for the 12 months ended 31 December 2011.

The Acquisition will be funded through a combination of the proceeds from the issuance of subscription receipts exchangeable for new shares in CGI to CDP and debt funding from CIBC, TD and NBC. Goldman Sachs, financial adviser to CGI and CGI Europe, is satisfied that sufficient cash resources are available to CGI Europe to enable it to satisfy in full the consideration payable to Logica Shareholders in connection with the Acquisition.

3	Background to and reasons for the Acquisition

CGI strongly believes that the acquisition of Logica represents an attractive opportunity to expand its global footprint and strengthen its capabilities across the five key attributes of a global leader in IT and business process services:

•	People and culture: an exceptional and talented team driven towards the common goal of client success and, as owners, benefit from a performance-based culture;

•	Client proximity with blended global delivery: enhanced intimacy and service delivery bringing the best capabilities and its solutions to clients anywhere in the world, all the time;

•	End-to-end capabilities: enhanced global offering with expanded platforms and the ability to cover the entire customer IT services supply chain;

•	Operational excellence: proven methodologies and frameworks to ensure on-time, on-budget project delivery; and

•	Mission critical intellectual property: expanded portfolio creates opportunities for profitable revenue growth, improved quality mix and over time, increased margins.

As a European business and technology service company Logica has unique strengths in its understanding of the European IT services market, its expertise across industry verticals and its intimate knowledge of its clients’ businesses that enable Logica to create value for clients.

The proposed combination of CGI and Logica would create a leading player in the IT services sector worldwide with a meaningful presence in the Americas, Europe and Asia. Additionally, the combined resources of the two companies would provide an ideal platform to serve clients locally and globally, to win larger scale outsourcing opportunities, and to offer the combined client base a diverse portfolio of services and IP-led solutions, both in North America and Europe.

The combined business is expected to deliver integration benefits totalling £125 million (C$200 million) by the end of the third financial year following completion. These benefits are expected to be realised at a one-off cost of £165 million (C$265 million) over three years. Including the impact of the expected financial benefits, the Acquisition is expected to be immediately and significantly accretive in the range of 25 per cent. to 30 per cent. to CGI’s adjusted earnings per share excluding integration and acquisition related costs. The accretion rate is expected to accelerate throughout the three year integration period following completion of the Acquisition. In addition, it is anticipated further revenue opportunities will be available to the combined business through the enhanced offering of both geographic and product services to clients of both CGI and Logica.

4	Recommendation

The Logica Directors, who have been so advised by Rothschild, Bank of America Merrill Lynch and Deutsche Bank, as the independent financial advisers for the purposes of Rule 3 of the Code, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Logica Directors, Rothschild, Bank of America Merrill Lynch and Deutsche Bank have each taken into account the commercial assessments of the Logica Directors.

Accordingly, the Logica Directors intend unanimously to recommend Logica Shareholders to vote in favour of the Scheme at the Court Meeting and the General Meeting Resolutions, as each Logica Director has irrevocably undertaken to do in respect of his own beneficial holdings of Logica Shares (further details of these irrevocable undertakings are contained in paragraph 5 below).

5	Irrevocable undertakings

CGI Europe has received irrevocable undertakings from each of the Logica Directors to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions, in respect of a total of 2,563,207 Logica Shares, representing approximately 0.16 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings given by the Logica Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced by CGI Europe in accordance with Rule 2.7 of the Code.

CGI Europe has also received irrevocable undertakings from Schroder and Artemis, institutional shareholders of Logica, to vote in favour of the Scheme at the Court Meeting and the General Meeting Resolutions, in respect of a total of 292,127,041 Logica Shares, representing approximately 18.03 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

The irrevocable undertakings received from Schroder and Artemis will cease to be binding if a competing offer is announced under Rule 2.7 of the Code which has a value of 10 per cent. or more above 105 pence per Logica Share (in the case of Artemis only, where such competing offer is all in cash), unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of the competing offer being announced (in the case of Schroder) or made (in the case of Artemis), on terms at least as favourable as under the competing offer (in the case of Schroder only, in the reasonable opinion of Schroder).

In aggregate, therefore, CGI Europe has received irrevocable undertakings in respect of a total of 294,690,248 Logica Shares, representing approximately 18.19 per cent. of the share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

Further details of the irrevocable undertakings are set out in Appendix III to this announcement.

Copies of the irrevocable undertakings will be on display on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) from 12 noon on 1 June 2012 until the end of the Acquisition.

6	Background to and reasons for the recommendation

Over the past few years Logica has successfully integrated its European businesses into a single organisation with a clear brand and position in its main markets. Significant investments have been made in sales and marketing. It has established a strong presence in outsourcing which now represents 45 per cent. of the business. Over the five years to December 2012, Logica’s cost initiatives are expected to deliver approximately £200 million per annum of savings in overhead and staff costs. Offshore numbers have more than doubled, improving Logica’s cost competitiveness. The accelerated restructuring programme announced in December 2011 ensured that the cost base of the business was adjusted to reflect a worsening economic climate, while creating the room to invest in platform-based services and the systems and tools needed to continue to transform the business.

At the same time, industry dynamics have continued to develop. Competitive intensity has increased as the industry has globalised and scale has become an ever more important factor in cost competitiveness and service. Additionally, in Logica’s main European markets there is considerable economic uncertainty, which affects confidence and demand from both public and private clients.

Following an approach by CGI, the two companies engaged in a period of discussion around the possibility of combining the businesses. The Logica Directors consider there to be a strong industrial logic for the proposed combination with CGI. It meets clients’ requirements for a more comprehensive international presence and offers them the benefits of scale. Specifically, the combination with CGI will accelerate Logica’s ability to support European clients wherever they operate in the world and ensure that its platforms can be sold to a wider global client base. The Logica Directors believe that being part of a larger and financially strong international group will accelerate the transformation of the business and will be beneficial for Logica’s clients and people.

A combination with CGI will create one of the leading players worldwide with a differentiated services portfolio and strong market positions in North America and Europe. Both organisations have a focus on client intimacy and proximity enabling the delivery of high quality services both globally and locally, supported by approximately 72,000 IT professionals.

The Logica Directors’ unanimous intention to recommend that Logica Shareholders vote in favour of the Acquisition follows a thorough assessment of the terms of the Acquisition by the Logica Directors, including taking advice from the Logica Financial Advisers as laid out in this announcement. In arriving at their decision to recommend the Acquisition, the Logica Directors have considered the standalone prospects of Logica. The Logica Directors have also taken into account the views of two of Logica’s largest shareholders, Artemis and Schroder.

The terms of the Acquisition represent a substantial premium, in cash, equivalent to approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

Following careful consideration of the above factors, the Logica Directors intend unanimously to recommend that Logica Shareholders vote in favour of the Acquisition, as they have committed to do in respect of their entire beneficial holdings of Logica Shares.

7	Information on CGI and CGI Europe

CGI

CGI is a public company incorporated under the laws of the Province of Québec, Canada. Founded in 1976 and headquartered in Montréal, CGI is one of the largest independent providers of information technology and business process services to clients worldwide. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at 31 March 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. As at 30 May 2012 (being the latest practicable date prior to this announcement) CGI had a market capitalisation of C$5.4 billion (£3.4 billion).

CGI Europe

CGI Europe is a wholly-owned subsidiary of CGI and acts as a holding company for CGI’s existing European subsidiaries.

8	Information on Logica

Logica is a business and technology services company, employing 41,000 people. It provides business consulting, systems integration and outsourcing to clients around the world, including many European public sector agencies and businesses. Logica’s clients include leading European oil and gas companies, leading European utilities and leading European telecoms companies. Logica’s strengths relate to its understanding of the European IT services market and its deep domain knowledge across multiple industry verticals, including Transport, Trade and Industrial, Public Sector, Energy and Utilities, Financial Services and Telecoms and Media. Logica Shares are listed on the London Stock Exchange and Euronext Amsterdam.

Logica offers the following services to its clients:

Outsourcing

Logica combines onsite, onshore, nearshore and offshore resources to create a blended delivery model to enable clients to outsource the management of applications, infrastructure and business processes. For the year ended 31 December 2011, Outsourcing represented 45 per cent. of Logica’s revenue.

Systems Integration

Logica’s vendor-independent approach and strong sector and technology knowledge helps clients adapt packaged systems, modify existing systems and design new systems in order to integrate business practices and technology. For the year ended 31 December 2011, Systems Integration represented 43 per cent. of Logica’s revenue.

Business Consulting

Logica provides consulting advice to help its clients transform operations, shape and implement change and evolve IT systems and services to meet business demands. For the year ended 31 December 2011, Business Consulting represented 12 per cent. of Logica’s revenue.

For the twelve months ending 31 December 2011, Logica reported revenue of £3.9 billion and adjusted operating profit of £114 million.

9	Logica current trading

The Logica Interim Management Statement, including unaudited financial information for the three months ended 31 March 2012, is included as Appendix IV to this announcement.

10	Management, employees and locations

For more than 36 years, CGI has had a dream upon which the company has been built: “To create an environment in which we enjoy working together and, as owners, building a company we can be proud of.” This approach has been an important factor in creating a growing and financially stable company with a track record of consistent financial performance and a strategy to continue acting as a global consolidator in the IT services market.

In line with this approach, CGI has a long-standing policy of recognising that people are one of its most important assets, which is strongly aligned with Logica’s philosophy regarding clients and people. With more than 85 per cent. of employees also being shareholders, CGI consistently demonstrates one of the lowest attrition rates in the IT services industry. Consequently, CGI attaches great importance to the skills and experience of Logica’s management team and employees.

Following completion of the Acquisition, CGI intends to combine its operations with Logica’s over a three year integration period under CGI’s brand. The combination is expected to deliver integration benefits which, once realised, should enable the combined entity to be more competitive in the IT services market through a combination of expanded breadth of product and service offerings, combined talent and extended market coverage. Realisation of the integration benefits is subject to a detailed review of the operations to assess and identify opportunities (subject to any applicable law and consultation processes) including the potential for the removal of duplication, optimising fixed assets (e.g. real estate and telephony) and combining procurement. In addition, the review will seek to identify opportunities arising from expanded product and service offerings, team alignment and a combined customer base.

CGI has assured the Logica Directors that existing employment rights, including pension entitlements, of all Logica employees will be fully respected following completion of the Acquisition.

CGI fully respects the different employee representation structures across the countries in which Logica operates, and recognises the constructive relationship that Logica has developed with employee representative groups across its business. CGI is committed to continuing to support this.

The non-executive directors of Logica intend to resign as Logica Directors on the completion of the Acquisition.

11	Logica Share Schemes and other incentive matters

Appendix VI summarises the arrangements proposed to be implemented in relation to the Logica Share Schemes in connection with the Acquisition, together with certain other matters relating to management incentivisation.

12	Financing

The cash consideration payable under the Acquisition is being financed by a combination of:

•

cash proceeds from the issuance of C$999,999,995.86 of subscription receipts of CGI (the “Subscription Receipts”) to CDP pursuant to a subscription agreement dated 31 May 2012 (the “Subscription Agreement”) entered into by CDP and CGI a subscription receipt agreement dated 31 May 2012 (the “Subscription Receipt Agreement”) entered into by CDP, CGI and Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”) and a registration rights agreement (the “Registration Rights Agreement”) which CGI and CDP have agreed to enter into prior to or at completion of the Acquisition; and

•

debt to be provided by CIBC, NBC and TD under a credit agreement dated as of 31 May 2012 co-arranged by CIBC, National Bank Financial and TD Securities (the “Credit Agreement”), which provides for £1.245 billion senior unsecured term loan credit facilities and a C$1.5 billion senior unsecured backstop revolving credit facility (the “Backstop Revolving Credit Facility”) to be available to CGI to finance in part the Acquisition, the fees and expenses incurred in connection therewith and the repayment of all indebtedness of the Logica Group outstanding on the day of the Acquisition; provided, however, that if the Backstop Revolving Credit Facility is cancelled as contemplated in the Credit Agreement, CGI will access the revolving credit facility available to it under the C$1.5 billion credit agreement dated as of 2 December 2011 with, inter alios, NBC, as administrative agent of the lenders, and NBC, Caisse centrale Desjardins, CIBC, Citibank, N.A., Canadian Branch, TD and the other financial institutions named therein, as lenders.

Subscription Agreement, Subscription Receipt Agreement and Registration Right Agreement

Further details of the equity subscription agreements are set out in Appendix VII.

Credit Agreement

Under the Credit Agreement, CGI has agreed, among other things, that:

•

except as required by the Panel, the Court, the Code or any other applicable law, regulation or regulatory body, it shall not waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Scheme if such waiver, amendment or modification is material and would reasonably be expected to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (as each such term is defined in the Credit Agreement) (such consent not to be unreasonably withheld or delayed); and

•

it shall not permit CGI Europe to declare the Takeover Offer unconditional as to acceptances until CGI Europe has acquired or unconditionally contracted to acquire not less than 90 per cent. in value of the shares to which the Takeover Offer relates and, where the shares are voting shares, not less than 90 per cent. of the voting rights carried by those shares (or in each case, if required by the Panel and agreed by the Co-Lead Arrangers (as such term is defined in the Credit Agreement), such lesser percentage (being at least 75 per cent.) as the Panel specifies).

Goldman Sachs, financial adviser to CGI and CGI Europe, is satisfied that sufficient cash resources are available to CGI Europe to enable it to satisfy in full the consideration payable to Logica Shareholders in connection with the Acquisition.

13	Confidentiality Agreement

Logica and CGI entered into a confidentiality agreement on 27 April 2012 (the “Confidentiality Agreement”), pursuant to which, amongst other things, CGI has undertaken to, unless Logica gives its express consent in writing, (i) keep confidential certain non-public information relating to the Logica Group; (ii) use such information solely for the purpose of evaluating, negotiating, advising upon or implementing a potential transaction; and (iii) not to disclose such information to third parties (other than certain permitted disclosees) unless permitted by the terms of the Confidentiality Agreement.

CGI has further undertaken that it will not, and will procure that none of its group entities will, directly or indirectly, without Logica’s prior written consent:

•

for a period of 12 months from the date of the Confidentiality Agreement, employ or offer to employ, or solicit for employment or endeavour to entice away, any individual who is at any time during that period: (i) an officer of, or an employee holding an executive or management position with, Logica or any of its group undertakings and with whom CGI and/or its group undertakings had direct contact in their consideration of a potential transaction with Logica; or (ii) a member of the Logica Executive Committee or specified senior executives, provided that the placing of an advertisement of a post available to members of the public generally and the employment of any persons pursuant to any such advertisement shall not be considered as a breach of the Confidentiality Agreement; and

•

for a period of 24 months from the date of the Confidentiality Agreement, use in any way any Confidential Information (as defined in the Confidentiality Agreement) in order to deal with or seek to agree to deal with, or seek the custom of, any of Logica’s customers or customers of any of its group undertakings which is or has been such a customer at any time in the 24 months from the date of the Confidentiality Agreement or the 12 months before the date of the Confidentiality Agreement, provided that CGI and its group undertakings shall not be prevented by this undertaking from dealing with any existing or prospective customers in the ordinary course of business, as long as CGI or they do not refer in any way to the proposed transaction or refer in any way to Confidential Information.

The undertakings set out in the Confidentiality Agreement terminate 24 months after the date of the Confidentiality Agreement.

14	Cooperation Agreement

Logica and CGI Europe entered into a cooperation agreement on 31 May 2012 in connection with the Acquisition (the “Cooperation Agreement”).

Pursuant to the Cooperation Agreement, (i) Logica and CGI Europe have each agreed to co-operate in relation to the obtaining of any and all consents, clearances, permissions and waivers as may be necessary, and the making of all filings as may be necessary, from or under the law, regulations or practices applied by any applicable regulatory authority in connection with the Acquisition; and (ii) Logica and CGI Europe have each agreed to work together to implement certain appropriate proposals in relation to the Logica Share Schemes and the employment benefits more fully detailed in paragraph 11 above and Appendix VI.

15	Conditions

The Scheme is subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

The Conditions in paragraph 1 of Appendix I to this announcement provide that the Acquisition is conditional on:

•

the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), representing not less than 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

•

the approval of the General Meeting Resolutions by the Logica Shareholders by the requisite majorities at the General Meeting no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree; and

•

the sanction of the Scheme by the Court (in either case, with or without modification but subject to any modification being on terms acceptable to Logica and CGI Europe), confirmation of the Capital Reduction and the registration of the Court Orders and the Statement of Capital with the Registrar of Companies no later than 16 November 2012.

Any Logica Shares issued before the Reduction Record Time will be subject to the terms of the Scheme. The Amended Logica Articles will include provisions requiring any Logica Shares issued after the Reduction Record Time (other than to CGI Europe and/or its nominees) to be automatically transferred to CGI Europe on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Amended Logica Articles will avoid any person (other than CGI Europe and its nominee(s)), holding shares in the capital of Logica after the Effective Date.

16	Structure of the Acquisition

It is intended that the Acquisition will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act. The Scheme is an arrangement between Logica and the Scheme Shareholders and is subject to the approval of the Court.

The purpose of the Scheme is to provide for CGI Europe to become the holder of the entire issued and to be issued ordinary share capital of Logica. This is to be achieved by the cancellation of the Scheme Shares held by Scheme Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new shares in Logica (which is equal, in nominal value, to the number of Scheme Shares cancelled) and issuing them to CGI Europe, as a result of which Scheme Shareholders will receive cash consideration on the basis set out in paragraph 2 of this announcement.

The Scheme requires the approval of Scheme Shareholders at the Court Meeting. The resolution to approve the Scheme at the Court Meeting must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders. Implementation of the Scheme will also require the passing of the resolutions to approve certain matters relating to the Scheme and the Capital Reduction

(requiring approval by the requisite majorities at the General Meeting, which will be held immediately after the Court Meeting).

Once the necessary approvals from Logica Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will then become effective upon delivery of the Court Order(s) and the Statement of Capital as approved by the Court to the Registrar of Companies.

Upon the Scheme becoming effective:

•

it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended whether or not they voted in favour); and

•	share certificates in respect of Logica Shares will cease to be valid and entitlements to Logica Shares held within the CREST system will be cancelled.

Further details of the Scheme, including an indicative timetable for the Acquisition, will be set out in the Scheme Document, which is expected to be despatched to Logica Shareholders and, for information only, to persons with information rights and to holders of options granted under the Logica Share Schemes, as soon as practicable and, in any event, within 28 days of the date of this announcement.

CGI Europe reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer on terms more fully described in paragraph 19 below.

17	Disclosure of interests in Logica Shares

As at the close of business on 30 May 2012, being the last practicable date prior to the publication of this announcement, save for: (i) the disclosures in this paragraph 17; and (ii) the irrevocable undertakings referred to in paragraph 5 above, none of CGI Europe or any of its respective directors or any member of the CGI Group or, so far as CGI Europe is aware, any person acting, or deemed to be acting, in concert with CGI Europe:

•

has an interest in, or right to subscribe for or has borrowed or lent any Logica Shares or any securities convertible or exchangeable into Logica Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the price of securities);

•

has the right to subscribe for or purchase the same or hold any options (including traded options) in respect of or has any right to acquire any Logica Shares or holds any derivatives referenced to Logica Shares;

•

has any short position in (whether conditional or absolute and whether in-the-money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery in relation to Logica Shares or derivatives referenced to Logica Shares; or

•	has procured an irrevocable commitment or letter of intent to vote in favour of the Acquisition in respect of Logica Shares or derivatives referenced to Logica Shares.

Furthermore, no arrangement exists with CGI Europe or Logica or any person acting in concert with CGI Europe or Logica in relation to Logica Shares. For these purposes, an “arrangement” includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Logica Shares which may be an inducement to deal or refrain from dealing in such securities.

18	Delisting and re-registration

It is intended that dealings in Logica Shares will be suspended at 5.00 p.m. London time on the Business Day prior to the Effective Date. It is further intended that an application will be made to each of the UK Listing Authority and Euronext Amsterdam on the Effective Date for the cancellation of trading in Logica Shares on its market for listed securities and the UK Listing Authority will be requested to cancel the listing of Logica Shares on the Official List to take effect shortly after the Effective Date.

On the Effective Date, share certificates in respect of Logica Shares will cease to be valid and should be destroyed. In addition, entitlements to Logica Shares held within the CREST system will be cancelled.

It is also intended that, following the Effective Date and after its shares are delisted, Logica will be re-registered as a private limited company pursuant to the relevant provisions of the 2006 Act.

19	General

CGI Europe reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme. In such event, the Acquisition will be implemented on substantially the same terms as those which would apply to the Scheme (subject to appropriate amendments, including an acceptance condition set at 90 per cent. of the shares to which such offer relates or such lesser percentage, being more than 50 per cent., as CGI Europe may decide and the Panel may agree).

The Acquisition will be subject to the Conditions and other terms set out in Appendix I to this announcement and set out in the Scheme Document and the Forms of Proxy. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting and the expected timetable of the Acquisition.

The Acquisition will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales and subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, Euronext Amsterdam and the FSA.

The bases and sources of certain financial information contained in this announcement are set out in Appendix II. Certain terms used in this announcement are defined in Appendix VIII.

20	Documents on display

Copies of the following documents will be made available on Logica’s and CGI’s websites at www.logica.com and www.cgi.com respectively by no later than 12 noon (London time) on 1 June 2012 until the end of the Offer Period:

•	the irrevocable undertakings referred to in paragraph 5 above and summarised in Appendix III to this announcement;

•

the Subscription Agreement and the Subscription Receipt Agreement referred to in paragraph 12 above (these two documents will be in French and translations will be made available on Logica’s and CGI’s websites by no later than 12 noon (London time) on 6 June 2012 until the end of the Offer Period);

•	the Registration Rights Agreement (attached as a Schedule, in English to the Subscription Agreement) referred to in paragraph 12 above;

•	the Credit Agreement referred to in paragraph 12 above;

•	the Fee Letter;

•	the Syndication Letter;

•	the Confidentiality Agreement referred to in paragraph 13 above; and

•	the Cooperation Agreement referred to in paragraph 14 above.

Note: Unredacted documentation relating to certain arrangements, including market flex, connected with the financing of the Acquisition will be put on display on Logica’s and CGI’s websites following release of the Scheme Document.

Enquiries:

CGI Group Inc.

Lorne Gorber	Tel: +1 514 841 3355

Goldman Sachs International (financial adviser to CGI)	Tel: +44 (0) 20 7774 1000

Gregg Lemkau
Nick Harper
Nicholas van den Arend

RLM Finsbury (public relations adviser to CGI)	Tel: +44 (0) 20 7251 3801

James Murgatroyd

Logica plc	Tel: +44 (0) 20 7637 9111

Investor relations: Karen Keyes
Media relations: Louise Fisk

Rothschild (joint financial adviser to Logica)	Tel: +44 (0) 20 7280 5000

Warner Mandel
Jeremy Millard
Nick Ivey

Bank of America Merrill Lynch (joint financial adviser and	Tel: +44 (0) 20 7628 1000
joint corporate broker to Logica)

Simon Gorringe
Guy Hayward-Cole
Andrew Tusa

Deutsche Bank (joint financial adviser and joint corporate	Tel: +44 (0) 20 7545 8000
broker to Logica)

Charles Wilkinson
Richard Sheppard
Charles Bryant

Brunswick (public relations adviser to Logica)	Tel: +44 (0) 20 7404 5959

Sarah West
Jonathan Glass

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting for CGI and CGI Europe and no one else in connection with the Acquisition and will not be responsible to anyone other than CGI and CGI Europe for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and no one else in connection with the Acquisition and will not be responsible to anyone other than Logica for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Acquisition or in relation to matters described in this announcement or any transaction or arrangement referred to herein.

Bank of America Merrill Lynch, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and for no one else in connection with the Acquisition and will not be responsible to any person other than Logica for providing the protections afforded to clients of Bank of America Merrill Lynch, or for providing advice in relation to the Acquisition, the content of this announcement or any matter referred to herein.

Deutsche Bank AG, London Branch is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG, London Branch’s authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Logica and no one else in connection with the Acquisition or the contents of this announcement and will not be responsible to any person other than Logica for providing the protections afforded to clients of Deutsche Bank AG, London Branch, nor for providing advice in relation to the Acquisition or any matters referred to in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Neither the proxy solicitation rules nor (unless implemented by means of a Takeover Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the City Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If CGI exercises its right to implement the Acquisition of the Logica Shares by way of a Takeover Offer, the Takeover Offer will be made in compliance with applicable US securities laws and regulations.

Unless otherwise determined by CGI Europe or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Acquisition to Logica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by CGI and Logica contains statements that are or may be forward looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of CGI and Logica about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on CGI and Logica, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of CGI’s or Logica’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on CGI’s or Logica’s business.

These forward looking statements are not guarantees of future financial performance. Except as expressly provided in this announcement, they have not been reviewed by the auditors of CGI or Logica or their respective financial advisers. Such forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: fluctuations in the capital markets; fluctuations in interest and exchange rates; increased regulation or regulatory scrutiny; the occurrence of unforeseen disasters or catastrophes; political or economic instability in principal markets; adverse outcomes in litigation; and general, local and global economic, political, business and market conditions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither CGI nor Logica, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to CGI or Logica or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. CGI and Logica disclaim any obligation to update or revise any forward looking or other statements contained herein other than in accordance with their legal and regulatory obligations.

Profit Forecast

The Logica Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. As such it is a requirement under the Code that the Logica Profit Forecast be reported on by Logica’s reporting accountants and financial advisers. The bases and assumptions behind the Logica Profit Forecast and the reports of the Logica Financial Advisers and PricewaterhouseCoopers are set out in Appendix V to this announcement. The Logica Financial Advisers and PricewaterhouseCoopers have given and not withdrawn their consent to publication of their reports in the form and context in which they are included.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.

Information Relating to Logica Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Logica Shareholders, persons with information rights and other relevant persons for the receipt of communications from Logica may be provided to CGI Europe during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) by no later than 12 noon (London time) on 1 June 2012.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the Code, Logica confirms that at the date of this announcement, it has in issue and admitted to trading on Euronext Amsterdam and the main market of the London Stock Exchange 1,620,160,491 ordinary shares of 10 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the Logica Shares is GB0005227086.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE ACQUISITION

The Acquisition will comply with the rules and regulations of the FSA, the London Stock Exchange, Euronext Amsterdam and the Code to the extent applicable.

Part A: Conditions of the Scheme

The Acquisition will be conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 16 November 2012 or such later date (if any) as CGI Europe and Logica may, with the consent of the Panel and (if required) the Court, agree.

1	The Scheme will be conditional upon:

1.1	its approval by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders who are on the register of members of Logica at the Scheme Voting Record Time, and who are present and vote, whether in person or by proxy, at the Court Meeting (or any adjournment thereof), at a Court Meeting held no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

1.2	resolutions in connection with or required to approve and implement the Scheme and approve the Capital Reduction and the adoption of the Amended Logica Articles being duly passed by the Logica Shareholders by the requisite majority or majorities at a General Meeting held no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

1.3	the sanction of the Scheme by the Court (with or without modification but subject to any modification being on terms acceptable to Logica and CGI Europe);

1.4	confirmation of the Capital Reduction by the Court; and

1.5	(a) the delivery of copies of the Sanction Court Order, the Reduction Court Order and the Statement of Capital to the Registrar of Companies and (b) if so ordered by the Court in order to take effect, the registration of the Reduction Court Order and the Statement of Capital by the Registrar of Companies.

2	Subject as stated in Part B below and to the requirements of the Panel, the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied and continue to be satisfied immediately prior to the Court hearing to sanction the Scheme or, where relevant, waived by CGI Europe immediately prior to the Court hearing to sanction the Scheme:

Antitrust, regulatory and authorisations

(a) (i) (A)	the European Commission making a decision, in terms reasonably satisfactory to CGI Europe, that, in connection with the Acquisition, or any aspect of the Acquisition, it will not initiate proceedings under Article 6(1)(c) of the Council Regulation; or

(B)	the European Commission not having issued a decision within the required deadlines, with the consequence that the Acquisition is deemed compatible with the internal market pursuant to Article 10(6) of the Council Regulation;

(ii) (A)	in the event of a referral of the Acquisition or any aspect of the Acquisition to a competent authority of a European Union or EFTA state in accordance with Article 9(3)(b) or 9(5) of the Council Regulation, such competent authority adopting a clearance decision within the first phase of its relevant proceedings and, to the extent applicable, the European Commission making a decision that it will not initiate proceedings under Article 6(1)(c) of the Council Regulation; or

(B)	the competent authority mentioned in Condition 2(a)(ii) (A) above not having issued a decision within the required deadlines, with the consequence that the Acquisition is deemed approved according to local competition laws;

(b) (i)	all necessary notifications and filings having been made and all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition; and

(ii)	no order or injunction having been made by a court of competent jurisdiction in the United States that prohibits the consummation of the Acquisition;

(c)	other than as set out in paragraphs (a) and (b) (inclusive), all material notifications, filings or applications which are necessary under any applicable legislation or regulation of any relevant jurisdiction in connection with the Acquisition having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any relevant jurisdiction having been complied with, in connection with the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control or management of, Logica or any other member of the Wider Logica Group by any member of the Wider CGI Group (including necessary consents and approvals from any Security Agency), and all Authorisations necessary in respect thereof having been obtained in terms and in a form reasonably satisfactory to CGI Europe from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Logica Group has entered into contractual arrangements (including necessary consents and approvals from any Security Agency) and all such Authorisations necessary to carry on the business of any member of the Wider Logica Group in any relevant jurisdiction remaining in full force and effect at the time at which the Acquisition becomes otherwise wholly unconditional and no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations having been issued;

(d)	no Third Party having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or enacted, made or proposed any statute, regulation, decision or order (and, in each case, not having withdrawn the same), or having taken any other steps which would or might reasonably be expected to:

(i)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider CGI Group or by any member of the Wider Logica Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of all or any of them to conduct their respective businesses (or any of them) or to own, control or manage any of their respective assets or properties (or any part thereof);

(ii)	require any member of the Wider CGI Group or the Wider Logica Group to offer to acquire a material number of shares or other securities or interest in any member of the Wider Logica Group or Wider CGI Group (other than in connection with the implementation of the Acquisition);

(iii)

impose any material limitation on, or result in a material delay in, the ability of any member of the Wider CGI Group directly or indirectly to acquire, hold or to exercise effectively any rights of ownership in respect of shares or any other securities in Logica or on the ability of any member of the Wider

CGI Group or the Wider Logica Group to exercise management control over any member of the Wider Logica Group;

(iv)	otherwise materially adversely affect any or all of the business, assets, or profits, of any member of the Wider Logica Group;

(v)	result in any member of the Wider Logica Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	make the Acquisition, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Logica by any member of the Wider CGI Group void, unenforceable and/or illegal under the laws of any applicable jurisdiction, or otherwise prevent or prohibit, materially restrict, materially restrain or materially delay or otherwise materially interfere with the implementation of the Acquisition, or impose material additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith (including, for the avoidance of doubt, any injunction, order or decision by, or at the request of, a Security Agency);

(vii)	require, prevent or delay the divestiture by any member of the Wider CGI Group of any shares or other securities in any member of the Wider Logica Group; or

(viii)	impose any material limitation on the ability of any member of the Wider CGI Group or of any member of the Wider Logica Group to integrate or coordinate all or any part of its business with all or any part of the business of any other member of the Wider CGI Group and/or the Wider Logica Group, and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any applicable jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any Logica Shares or otherwise intervene in respect thereof having expired, lapsed or been terminated;

Certain matters arising as a result of any agreement, arrangement, etc.

(e)	save as Fairly Disclosed, there being no provision of any agreement, arrangement, lease, licence, franchise, permit or other instrument to which any member of the Wider Logica Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider CGI Group of any shares or other securities in Logica or because of a change in the control or management of any member of the Wider Logica Group, which would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole:

(i)	any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider Logica Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Logica Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)	any such agreement, arrangement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider Logica Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iv)	any liability of any member of the Wider Logica Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(v)	any member of the Wider Logica Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	any material assets or interests of, or any material assets the use of which is enjoyed by, any member of the Wider Logica Group being or falling to be disposed of or charged or any right arising under which any such assets or interest could be required to be disposed of or charged or cease to be available to any member of the Wider Logica Group otherwise than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider Logica Group in, or the business of any member of the Wider Logica Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(viii)	the value or the financial or trading position of any member of the Wider Logica Group being prejudiced or adversely affected; or

(ix)	the creation of any liability (actual or contingent) by any member of the Wider Logica Group, other than trade creditors or other liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise, lease or other instrument to which any member of the Wider Logica Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) above of this Condition, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

Certain events occurring since 31 December 2011

(f)	save as Fairly Disclosed, no member of the Wider Logica Group having, since 31 December 2011:

(i)	issued or agreed to issue or authorised or announced its intention to authorise or propose the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of Logica Shares out of treasury (except, in each case, where relevant, as between Logica and wholly owned subsidiaries of Logica or between the wholly owned subsidiaries of Logica and except for the issue or transfer out of treasury of Logica Shares on the exercise of employee share options or vesting of employee share awards in the ordinary course under the Logica Share Schemes);

(ii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of Logica to Logica or any of its wholly owned subsidiaries, save for the net final dividend of 2.3 pence per Logica Share in respect of the year ended 31 December 2011 which was paid on 16 May 2012;

(iii)	other than pursuant to the Acquisition (and except for transactions between Logica and its wholly owned subsidiaries or between wholly owned subsidiaries of Logica or in the ordinary course of business), implemented, effected, authorised or announced its intention to implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	except for transactions between Logica and its wholly owned subsidiaries or between the wholly owned subsidiaries of Logica, disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised or announced any intention to do so, in each case other than in the ordinary course of business and to an extent which is material in the context of the Wider Logica Group taken as a whole;

(v)	issued, authorised or announced an intention to authorise the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or (other than trade credit incurred in the ordinary course of business) incurred or increased any indebtedness except as between Logica and any of its wholly owned subsidiaries or between wholly owned subsidiaries of Logica, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(vi)	entered into or varied or authorised or announced its intention, other than in the ordinary course of business, to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves an obligation of such nature or magnitude, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(vii)	entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract, service agreement, commitment or arrangement with any director or senior executive of Logica;

(viii)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Logica Group;

(ix)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital (except, in each case, where relevant, as between Logica and wholly owned subsidiaries of Logica or between the wholly owned subsidiaries of Logica and except for the issue or transfer out of treasury of Logica Shares on the exercise of employee share options or vesting of employee share awards under the Logica Share Schemes as Fairly Disclosed);

(x)	otherwise than in respect of claims between Logica and its wholly owned subsidiaries, waived, compromised or settled any claim, other than in the ordinary course of business, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xi)	terminated or varied the terms of any agreement or arrangement between any member of the Wider Logica Group and any other person, in a manner which would have a material adverse effect on the financial position of the Wider Logica Group taken as a whole;

(xii)	save as required in connection with the adoption of the Amended Logica Articles, made any alteration to its memorandum or articles of association or other incorporation documents to an extent which is material in the context of the Acquisition;

(xiii)	made or agreed or consented to any material change to the terms of the trust deeds and rules constituting the pension schemes established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or the manner in which the assets of the previous schemes are invested or the basis or rate of employer contribution to a pension scheme or agreed or consented to any change to the trustees involving the appointment of a trust corporation, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xiv)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xv)	(other than in respect of a member of the Wider Logica Group which is dormant and was solvent at the relevant time) taken any steps, corporate action or had any legal proceedings instituted or threatened in writing against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xvi)	(other than for transactions between Logica and its wholly-owned subsidiaries or between the wholly owned subsidiaries of Logica), made, authorised or announced an intention to propose any change in its loan capital, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xvii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Logica Group or the Wider CGI Group, as the case may be, other than to a nature and extent which is normal in the context of the business concerned, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole; or

(xviii)	entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

No adverse change, litigation, regulatory enquiry or similar

(g)	since 31 December 2011 and save as Fairly Disclosed:

(i)	there having been no adverse change in the business, assets, financial or trading position or profits, of any member of the Wider Logica Group to an extent which is material in the context of the Wider Logica Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider Logica Group or to which any member of the Wider Logica Group is or may become a party (whether as claimant, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Logica Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of, any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iii)	no enquiry, review or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Logica Group having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	no contingent or other liability having arisen or increased which would be likely to adversely affect any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole; and

(v)	no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Logica Group which is necessary for the proper carrying on of its business, and the withdrawal, cancellation, termination or modification of which would have a material adverse effect on the Wider Logica Group taken as a whole;

No discovery of certain matters regarding information, environmental issues, liabilities, corruption and intellectual property

(h)	save as Fairly Disclosed, CGI Europe not having discovered:

(i)	that any financial, business or other information concerning the Wider Logica Group Publicly Announced prior to the Announcement Date or disclosed to any member of the Wider CGI Group at any time prior to the Announcement Date by or on behalf of any member of the Wider Logica Group is materially misleading, contains a material misrepresentation of any fact or omits to state a fact necessary to make that information not materially misleading, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(ii)	any information which affects the import of any information Publicly Announced prior to the Announcement Date by or on behalf of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iii)	that any past or present member of the Wider Logica Group has not complied in any material respect with all applicable legislation, regulations of any jurisdiction or any notice or requirement of any Authorisation relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	that there is or is reasonably likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Logica Group (or in which any such member may have or previously have had or be deemed to have had an interest), under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Third Party in any jurisdiction or to contribute to the cost thereof or associated therewith or to indemnify any person in relation thereto, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(v)	that circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider Logica Group which claim or claims would be likely to affect any member of the Wider Logica Group, in each case which is material in the context of the Wider Logica Group taken as a whole;

(vi)	that any past or present member of the Wider Logica Group has paid or agreed to pay any bribe including any “inducement fee”, given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the UK Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act of 1977, as amended; or

(vii)	that any past or present member of the Wider Logica Group has engaged in any business with or made any investments in, or made any payments to, (A) any government, entity or individual with which US or Canadian or European Union persons are prohibited from engaging in activities or doing business by US or Canadian or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or (B) any government, entity or individual targeted by any of the economic sanctions of the United Nations or the European Union or any of their respective member states; and

(i)	since 31 December 2011 and save as Fairly Disclosed, no circumstance having arisen or event having occurred in relation to any intellectual property owned, used or licensed by the Wider Logica Group or to any third parties, including:

(i)	any member of the Wider Logica Group losing its title to any intellectual property or any intellectual property owned by the Wider Logica Group being revoked, cancelled or declared invalid;

(ii)	any agreement regarding the use of any intellectual property licensed to or by any member of the Wider Logica Group being terminated or varied; or

(iii)	any claim being filed suggesting that any member of the Wider Logica Group infringed the intellectual property rights of a third party or any member of the Wider Logica Group being found to have infringed the intellectual property rights of a third party, in each case which is material in the context of the Wider Logica Group taken as a whole.

Part B: Certain further terms of the Acquisition

3	To the extent permitted by law and subject to the requirements of the Panel, CGI Europe reserves the right to waive in whole or in part, all or any of the Conditions set out in paragraph 2 above.

4	The Acquisition will lapse and the Scheme will not proceed, if, prior to the commencement of the Court Meeting, the European Commission adopts a decision pursuant to Article 6(1)(c) of the Council Regulation initiating proceedings in relation to the Acquisition or any matter arising from the Acquisition, or any matter arising from the Acquisition (including, but not limited to, any public interest consideration) is referred to the Competition Commission in the United Kingdom.

5	If CGI Europe is required by the Panel to make an offer for Logica Shares under the provisions of Rule 9 of the Code, CGI Europe may make such alterations to any of the Conditions and terms of the Acquisition as are necessary to comply with the provisions of that Rule.

6	Conditions 2 (a) to (i) (inclusive) must be fulfilled, be determined by CGI Europe to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

Notwithstanding the paragraph above and subject to the requirements of the Panel, CGI Europe reserves the right in its sole discretion to waive all or any of Conditions 2(a) to (i) inclusive, in whole or in part and to proceed with the Scheme Court Hearing prior to the fulfilment, satisfaction or waiver of any of Conditions 2(a) to (i) inclusive.

CGI Europe shall be under no obligation to waive (if capable of waiver), to determine to be or remain fulfilled or to treat as fulfilled any of Conditions 2 (a) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions (or any of them) may at such earlier date have been waived (if capable of waiver) or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of fulfilment.

7	CGI Europe reserves the right to elect, with the prior written consent of the Panel, to implement the Acquisition by way of a Takeover Offer. In such event, the Acquisition will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such less percentage, being more than 50 per cent., as CGI Europe may, subject to the rules of the Code and the consent of the Panel, decide) of the shares to which such offer relates, so far as applicable, as those which would apply to the Scheme.

8	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the Restricted Jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

9	The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

10	In the event that the Acquisition is to be implemented by way of a Takeover Offer, Logica Shares will be acquired under the Acquisition free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) announced, declared, made or paid on or after 17 May 2012. Any New Logica Shares will be issued on the same basis. Insofar as a dividend or other distribution is proposed, declared, made or payable by Logica in respect of a Logica Share on or after 17 May 2012, the price payable under the Acquisition in respect of that Logica Share will be reduced by the amount of the dividend and/or distribution, except insofar as the Logica Share is or will be acquired pursuant to the Acquisition on a basis which entitles CGI Europe alone to receive the dividend or distribution directly from Logica and to retain it.

11	Rule 13.5(a) of the Code states that “an offeror should not invoke any condition or pre-condition so as to cause the offer not to proceed, to lapse or be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of the offer.” The Conditions in paragraphs 1 and (with respect to a decision by the European Commission under Article 6(1)(c) or, following a referral by the European Commission pursuant to Article 9(3)(b) or 9(5), a decision by the competent authority in the United Kingdom to refer the matter to the Competition Commission) paragraph 2(a) of Part A are not subject to Rule 13.5(a) of the Code.

12	The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Appendix I and to be set out in the Scheme Document.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1.	Financial information relating to:

•	Logica is extracted (without adjustment) from the audited consolidated financial statements for the Logica Group for the financial year ended 31 December 2011; and

•	CGI is extracted (without material adjustment) from the audited consolidated financial statements of CGI for the financial year ended 30 September 2011.

2.	The value of the Acquisition is calculated on the basis of the fully diluted number of Logica Shares (at the Acquisition price) in issue referred to in paragraph 4.

3.	As at the Close of Business on 30 May 2012, being the last practicable date before the date of this announcement, Logica had in issue 1,620,160,491 Logica Shares. The International Securities Identification Number for Logica Shares is GB0005227086.

4.	The fully diluted share capital of Logica (being 1,646,488,083 Logica Shares) is calculated on the basis of 1,620,160,491 Logica Shares in issue on 30 May 2012, and in addition up to 26,327,592 further Logica Shares which may be issued on or after the Announcement Date following the exercise of options, or settled via alternative means, which have a price of 105 pence or less, or via the vesting of awards under the Logica Share Schemes on the basis explained in this announcement.

5.	Unless otherwise stated, all prices and closing prices for Logica Shares are closing middle market quotations derived from the Daily Official List.

6.	The premium calculations per Logica Shares have been calculated by reference to:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

7.	The reference to the implied enterprise value multiple is based on the value of Logica’s fully diluted share capital (as calculated in note 4 above) assuming 105 pence per Logica Share plus Logica’s net debt as at 31 December 2011 of £321.6 million all divided by Logica’s EBITDA of £311.5m for the year ended 31 December 2011.

8.	Unless otherwise stated in this announcement £1 = C$1.60.

APPENDIX III

IRREVOCABLE UNDERTAKINGS

The following holders or controllers of Logica Shares have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions:

PART A

Name	Number of Logica Shares	% of Logica Shares in issue	Number of Logica Shares under Logica Share Schemes
David Tyler	386,298	0.02	nil
Sergio Giacoletto	23,493	0.00	nil
Jan Babiak	14,246	0.00	nil
Noel Harwerth	30,701	0.00	nil
Dr. Wolfhart Hauser	66,540	0.00	nil
Frederic Rose	67,268	0.00	nil
Andrew Green	1,849,492	0.11	1,562,526
Himanshu Raja	125,169	0.01	1,153,932
TOTAL	2,563,207	0.16	2,716,458

CGI Europe has received irrevocable undertakings from the Logica Directors in respect of their own beneficial holdings of Logica Shares, representing approximately 0.16 per cent. of the existing issued share capital of Logica:

(a)	to cast (or procure the casting of) all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of each of the General Meeting Resolutions; and

(b)	if the Acquisition is structured as a Takeover Offer, to accept or procure the acceptance of such Takeover Offer in respect of all such Logica Shares.

The irrevocable undertakings given by the Logica Directors will cease to be binding if:

(a)	CGI Europe announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Takeover Offer is announced by CGI Europe in accordance with Rule 2.7 of the Code at the same time; or

(b)	the Scheme does not become effective or, as applicable, the Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer is or has been announced in accordance with Rule 2.7 of the Code.

PART B

Name	Number of Logica Shares	% of Logica Shares in issue	Number of Logica Shares under Logica Share Schemes
Schroder	232,291,961	14.34	nil
Artemis	59,835,080	3.69	nil
TOTAL	292,127,041	18.03	nil

Schroder

CGI Europe has received an irrevocable undertaking from Schroder in respect of 232,291,961 Logica Shares which it manages on behalf of clients and in respect of which it is able to exercise discretionary and voting control to procure the casting of all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions (or, if the Acquisition is implemented by way of a Takeover Offer, to procure the acceptance of the Takeover Offer in accordance with its terms in respect of all such Logica Shares). Such Logica Shares represent approximately 14.34 per cent. of the existing issued ordinary share capital of Logica.

The irrevocable undertaking received from Schroder will cease to be binding if:

(a)	the Scheme Document or Offer Document, as the case may be, has not been posted within 28 days after the date of this announcement (or within such longer period as CGI Europe, with the consent of the Panel, determines, being not more than eight weeks after the date of this announcement);

(b)	the Scheme terminates or lapses in accordance with its terms or otherwise becomes incapable of ever becoming effective, provided that CGI Europe has not, within 12 days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Acquisition by way of a Takeover Offer or any new scheme of arrangement;

(c)	in the event that the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer is withdrawn or lapses; or

(d)	a third party announces in accordance with Rule 2.7 of the Code a firm intention to make or makes a competing offer (howsoever structured) without preconditions on terms which represent an improvement of 10 per cent. or more on the value of the consideration offered under the Acquisition as at the date on which such competing offer is announced unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of such competing offer being announced such that the terms of the improved Acquisition are (in the reasonable opinion of Schroder) at least as favourable as under the competing offer.

Artemis

CGI Europe has received an irrevocable undertaking from Artemis in respect of 59,835,080 Logica Shares which it manages on behalf of clients and in respect of which it is able to exercise discretionary and voting control, representing approximately 3.69 per cent. of the existing issued ordinary share capital of Logica:

(a)	to cast (or procure the casting of) all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of each of the General Meeting Resolutions; and

(b)	if the Acquisition is structured as a Takeover Offer, to accept or procure the acceptance of such Takeover Offer in respect of all such Logica Shares.

The irrevocable undertaking given by Artemis will cease to be binding if:

(a)	CGI Europe announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Takeover Offer is announced by CGI Europe in accordance with Rule 2.7 of the Code at the same time; or

(b)	the Scheme does not become effective or, as applicable, the Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced in accordance with Rule 2.7 of the Code; or

(c)	a third party announces in accordance with Rule 2.7 of the Code a firm intention to make or makes a competing offer (howsoever structured) without preconditions where the consideration is payable entirely in cash on terms which represent an improvement of 10 per cent. or more on the value of the consideration offered under the Acquisition as at the date on which such competing offer is announced unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of such competing offer being made such that the terms of the improved Acquisition are at least as favourable as under the competing offer.

APPENDIX IV

LOGICA INTERIM MANAGEMENT STATEMENT

Logica reiterates full year guidance with its first quarter results

At its Annual General Meeting being held today, Logica will comment on trading for the first quarter of 2012. The following is the interim management statement based on unaudited results for the three months ended 31 March 2012.

Headlines1

•	New orders totalling £1,057 million, 23% of 2011 record order book of £4.6 billion

•	Revenue stable at 2011 level

•	Good progress on delivering our 2012 objectives

•	Restructuring programme fully on track

•	Full year guidance remains unchanged

[1]	Unless otherwise stated, all headline numbers relate to pro forma numbers as defined on page 8.

	Three months to March			Three months to March
£m	2012	2011 Pro forma	Change	2011 Actual	Change
Orders	1,057	1,393	(24)%	1,399	(24)%
Revenue	971	974	0%	978	(1)%
Outsourcing backlog	2,513	2,623	(4)%	2,615	(4)%
Consulting and Professional Services book to bill (%)	108	114	n.a.	114	n.a.

Commenting on today’s announcement, Andy Green, CEO, said:

“This is a solid performance underpinning our full year guidance. We have made good progress with clients in delivering against current contracts as well as winning and implementing new business. Our restructuring actions are fully on track and will help drive improvement in profitability in the second half.”

Outlook

Our full year revenue and margin guidance remains unchanged despite our expectation of a subdued second quarter given the impact of elections in several countries and a cautious economic outlook for our main markets. Full year revenue growth is expected to be in the range of -2% to +2% and we expect our full year 2012 operating margin to be above 6.5% even in tough market conditions.*

We have made good progress with our restructuring programmes in the Benelux, Sweden and Infrastructure Management (IM). We continue to expect to see the savings of £25 to £35 million coming through, largely in the second half of the year.

We expect to deliver against our key 2012 objectives. Our Benelux business will return to profit in 2012; our Swedish business will deliver an improved margin and our IM business will be strongly competitive going forward.

*	See Profit Forecast report in Appendix V for Logica plc for the year ending 31 December 2012

Net debt/EBITDA at the end of 2012 is expected to be around 1.0x, after the expected cash impact of the restructuring of between £60 to £70 million (the bulk of which will be in the first half).

Progress on execution and control

Our continued focus on strengthening delivery assurance and our contract accounting Centre of Excellence are aimed at ensuring that we implement projects successfully for our clients, resolve issues as they arise and take a prudent view on contracts, to allow us to deliver high quality earnings. We are making good progress in fully embedding the processes across the organisation.

Progress with clients

Our progress with clients continues to be based on delivering against current contracts as well as winning and implementing new business. We are seeing a wide spread of smaller and medium sized orders in the pipeline with good opportunities in the Public Sector and Transport, Trade and Industrial (TTI).

We continue to deliver well against longer term contracts like the Crown Prosecution Service where our work successfully implementing case management reached its tenth year. Q1 also marked the first anniversary of our major contracts with Shell and SOCA, with transition completed on both contracts.

Our new orders in the quarter totalled £1,057 million, against a record order book in the first quarter of last year (Q1 2011: £1,393 million) when we signed a number of long term Outsourcing contracts.

Progress on labour

The increase in employee numbers over the last twelve months to 41,267 (Q1 2011:39,864) was due to the addition of 1,200 through the Grupo Gesfor acquisition in May 2011.

Growth in headcount in our offshore centres over the last year was 24%, with approximately 7,300 in these centres at the end of March (Q1 2011: 5,900). We have now reached 1,000 employees in the Philippines, a 40% increase since the first quarter of 2011.

With attrition running at around 13% (Q1 2011:14%), we are continuing to recruit in areas of high demand across most of our markets.

The restructuring programme announced on 14 December 2011 is fully on track.

Service line performance

Outsourcing

	Three months to March
£m	2012	2011	Change
Backlog at end of period	2,513	2,623	(4)%
Orders	448	749	(40)%
Revenue	407	409	0%

Orders by type	2012	2011	Change
Applications Management (AM)	186	302	(38)%
Infrastructure Management (IM)	212	267	(21)%
Business Process Outsourcing (BPO)	50	180	(72)%

Revenue by type	2012	2011	Change
Applications Management (AM)	196	211	(7)%
Infrastructure Management (IM)	166	155	7%
Business Process Outsourcing (BPO)	45	43	5%

Orders in the quarter were £448 million (Q1 2011: £749 million), reflecting the uneven nature of contract awards in this part of the business and the strong order performance in Q1 2011.

We signed a seven-year BPO contract for meter-2-cash and customer management services for Danish utility Tre-for. During the quarter we also signed new contracts with Energy and Utilities and Trade, Transport and Industrial clients in France. Since the end of the quarter we signed a five-year managed services contract with Queensland Rail worth AUD $33 million (£21 million) to transition and manage the State-owned rail company’s newly-established ICT infrastructure platform.

Revenue for the quarter was stable on 2011 at £407 million, as we have reached a steady state of delivery into a number of significant contracts in Northern and Central Europe and Sweden. In the first quarter of 2011 we also saw the implementation of various Applications Management contracts in France.

Consulting and Professional Services

	Three months to March
£m	2012	2011	Change
Book to bill %	108	114	n.a.
Orders	609	644	(5)%
Revenue	564	565	0%

Book to bill remains strong at 108% (Q1 2011: 114%), with a good level of orders signed particularly in Northern and Central Europe. This was partially offset by weaker performances in the UK and Sweden.

Consulting and Professional Services revenue showed a resilient performance - flat at £564 million (Q1 2011: £565 million).

Segmental performance

France

	Three months to March
£m	2012	2011	Change
Orders	240	222	8%
Consulting and Professional Services book to bill %	96	103	n.a.
Revenue	217	219	(1)%

Order intake for the first quarter was strong, up 8% on the first quarter of last year, with good performance in the Outsourcing business, particularly with our Trade, Transport and Industrial clients. During the quarter we also renewed a series of contracts with Energy and Utilities clients.

As anticipated, Consulting and Professional Services book to bill was below 2011 as a result of the uncertainty surrounding the French elections and slow decision making in Financial Services.

Revenue was down 1% to £217 million, as a result of lower utilisation than Q1 2011. This expected slowdown in activity was against a very strong start in 2011, when we implemented a number of important Applications Management contracts.

Northern and Central Europe

	Three months to March
£m	2012	2011	Change
Orders	340	241	41%
Consulting and Professional Services book to bill %	162	132	n.a.
Revenue	210	206	2%

Order intake saw a 41% increase on the first quarter of last year, primarily driven by orders signed in Denmark and a number of small wins in Finland and Germany.

Consulting and Professional Services book to bill was very strong at 162%.

We signed contracts with Finnish energy and utilities providers Savon Voima and Tripower, using Microsoft Dynamics in order to increase the range of services available online and allowing their customers to react faster to changes in the energy market. In Germany we signed a four-year Applications Management contract with Barmer GEK, the largest statutory health insurer in the country for the development, test and support of their operational application systems.

Revenue for the quarter was up 2% to £210 million, with growth in Energy and Utilities and Financial Services offsetting a weaker performance in Transport, Trade and Industrial and Telecoms.

UK

	Three months to March
£m	2012	2011	Change
Orders	101	515	(80)%
Consulting and Professional Services book to bill %	74	101	n.a.
Revenue	191	179	7%

Total orders in the first quarter were £101 million (2011 Q1: £515 million).

Total order intake and Consulting and Professional Services book to bill were down on a very strong first quarter in 2011, reflecting the uneven nature of contract awards in an Outsourcing-led business on the back of previously disclosed contracts with the Serious Organised Crime Agency (SOCA) and Shell. Excluding these orders, the underlying order performance was 5% down year on year.

Revenue was up 7% to £191 million with good performance in both Outsourcing and Consulting and Professional Services. System design and third party implementation work under our major contracts with Shell and SOCA, together with good growth in Energy and Utilities and the Public Sector drove the strong performance year on year.

Sweden

	Three months to March
£m	2012	2011	Change
Orders	159	159	0%
Consulting and Professional Services book to bill %	68	127	n.a.
Revenue	154	155	(1)%

Order intake was £159 million, in line with the first quarter of last year. The increase of new Outsourcing orders signed was offset by a slow start to the year in Consulting and Professional Services.

Revenue was down 1% on 2011 at £154 million, with commercial sectors down 2% as a result of the weaker demand in Financial Services and Telecoms.

We have made good progress on implementing the restructuring programme. We continue to expect this to contribute to improved margin in Sweden.

Our expectation of second half growth is based on a solid longer term pipeline and backlog despite continued softness in shorter term work.

Benelux

	Three months to March
£m	2012	2011	Change
Orders	113	169	(33)%
Consulting and Professional Services book to bill %	101	97	n.a.
Revenue	111	118	(6)%

New orders signed in the quarter totalled £113 million and included a new case management project with the European Patent Office and a new SEPA win with a large Dutch financial services client.

The 33% decrease in orders was against a strong first quarter of 2011 when we won an €80 million (£66 million) Outsourcing contract with an important Dutch client.

Revenue was down 6% to £111 million as a result of weakness in the Financial Services sector.

The restructuring programme is on track with the majority of exits expected in the second and third quarters of the year. We remain confident that this will result in a return to profitability in 2012.

International

	Three months to March
£m	2012	2011	Change
Orders	104	87	20%
Consulting and Professional Services book to bill %	110	122	n.a.
Revenue	88	97	(9)%

We saw a strong start of the year in orders, up 20% on 2011 as a result of Outsourcing contract wins in our Australian business.

Revenue was down 9% against the first quarter of 2011. The phasing of new Australian contracts and the ramp down of growth in Brazil under a number of contracts slowed revenue in the quarter, despite good growth in North America.

Since the end of the quarter we also signed a five-year managed services contract with Queensland Rail worth AUD $33 million (£21 million) to transition and manage the State-owned rail company’s newly-established ICT infrastructure platform.

The new orders signed in the quarter will be significant contributors to returning the cluster back to revenue growth in the second half.

Financial position

Net debt/EBITDA at the end of 2012 is expected to be around 1.0x, after the expected cash impact of the restructuring of between £60 to £70 million (the bulk of which will be in the first half).

As disclosed in the 2011 Annual Report and Accounts, the Group received a €59 million VAT claim from French tax authorities in 2009. This claim related to the VAT treatment of goods exported from France during the years 2004 to 2006. The Administrative Court of Montreuil has now rendered an adverse ruling on the claim and Logica is required to make a cash payment of €59 million to the French tax authorities, which includes penalties and interest.

The Group continues to consider this claim without merit and is exercising its right to appeal, including challenging the demand for payment through the appropriate channels. This is likely to result in a protracted legal process.

APPENDIX V

LOGICA PROFIT FORECAST

PART A: PROFIT FORECAST FOR LOGICA PLC FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2012

1.	GENERAL

Logica made the following public announcement on 11 May 2012 within its first quarter earning release:

“Our full year revenue and margin guidance remains unchanged despite our expectation of a subdued second quarter given the impact of elections in several countries and a cautious economic outlook for our main markets. Full year revenue growth is expected to be in the range of -2% to +2% and we expect our full year 2012 operating margin to be above 6.5% even in tough market conditions.”

In the above statement, full year revenue growth relates to the anticipated revenue growth for the financial year ended 31 December 2012 compared with the reported revenue for the financial year ending 31 December 2011 reported in Logica’s 2011 Annual Report and Accounts adjusted for acquisitions (“pro-forma revenue”) and rebased to 2012 average exchange rates. Operating margin is defined as the operating margin adjusted for depreciation and amortisation of intangibles, exceptional items and for the effect of acquisitions and disposals.

The guidance given on 11 May 2012 set an expectation of an adjusted operating profit higher than £253 million based on a GBP/EUR exchange rate for 2011 of £1: €1.15. The actual profit in a situation where the minimum guidance of minus 2% revenue and margin of 6.5% was achieved will depend on the actual exchange rates. Assuming an average exchange rate of £1: €1.23, the expectation of full year operating profit, before exceptional items, would be higher than £242 million.

The above statement “the expectation of full year operating profit, before exceptional items, would be higher than £242 million,”* for the financial year ending 31 December 2012 constitutes a profit forecast for the purposes of the Code. The Logica Directors have considered and reconfirm the Logica Profit Forecast.

2.	BASIS OF PREPARATION

The Logica Profit Forecast has been prepared on a basis consistent with the accounting policies for Logica, which are in accordance with IFRS and those which Logica anticipates will be applicable for the full year ending 31 December 2012.

The Logica Directors have prepared the Logica Profit Forecast based on the unaudited management accounts for the 4 month period from 1 January 2012 to 30 April 2012 and a forecast of the results for the 8 month period ending 31 December 2012.

3.	ASSUMPTIONS

The Logica Directors have prepared the Logica Profit Forecast on the basis of the following assumptions:

3.1	Factors outside the influence or control of Logica Directors

•	There will be no material change to existing prevailing global, and in particular European, macroeconomic and political conditions during the year ending 31 December 2012.

•

There will be no material changes in market conditions within the European IT services industry over the 8 month forecast period to 31 December 2012 in relation to either customer demand or competitive environment.

•

The announcement of the proposed acquisition of Logica by CGI will not result in any material changes to Logica’s obligations to clients, its ability to negotiate new business, resolve contract disputes or to the retention of key management.

•	The Euro and Rupee exchange rates, and inflation and tax rates in Logica’s principal markets will remain materially unchanged from the prevailing rates.

•	There will be no material change in Logica’s labour costs, including medical and pension and other post-retirement benefits driven by external parties or regulations.

•	There will be no material adverse events that will have a significant impact on Logica’s financial performance

•	There will be no material change in legislation or regulatory requirements impacting on Logica’s operations or its accounting policies.

3.2	Factors within the influence or control of the Logica Directors

•	Current contract negotiations with a number of clients will conclude materially as the Logica Directors would reasonably expect based on Logica’s past experience.

•	No material new client contract issues will arise beyond those that are already known to the Logica Directors at the current time and built into the forecasts.

•	The Logica Profit Forecast excludes any exceptional transaction and transition costs associated with the proposed acquisition of Logica by CGI.

•	There will be no material acquisitions or disposals of businesses during the financial year ending 31 December 2012.

•	There will be no material change in the present management or control of Logica or its existing operational strategy.

The Logica Directors who are solely responsible for the Logica Profit Forecast have received the following letters from PricewaterhouseCoopers, Rothschild, Deutsche Bank and Bank of America Merrill Lynch relating to the Logica Profit Forecast.

PART B: PWC LETTER

The Directors

Logica PLC

250 Brook Drive

Green Park

Reading, RG2 6UA

N M Rothschild & Sons Limited

New Court

St Swithin’s Lane

London

EC4N 8AL

Merrill Lynch International

2 King Edward Street

London

EC1A 1HQ

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London

EC2N 2DB

31 May 2012

Dear Sirs

Logica PLC

We report on the profit forecast comprising the statement by Logica PLC (the “Company”) and its subsidiaries (together the “Group”) for the year ending 31 December 2012: “the expectation of full year operating profit, before exceptional items, would be higher than £242 million.” (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out in Part A of Appendix V of the joint announcement issued by the Company and CGI Holdings Europe Limited (a wholly owned subsidiary of CGI Group Inc.) (“CGI”) under Rule 2.7 of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “City Code”) dated 31 May 2012 (the “Rule 2.7 Announcement”).

This report is required by Rule 28.3(b) of the City Code and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to CGI or any other person connected to, or acting in concert with, CGI or to any other person who is seeking or may in future seek to acquire control of the Company (an “Alternative Offeror”) or to any other person connected to or acting in concert with an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of the City Code.

It is our responsibility to form an opinion as required by Rule 28.3(b) of the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and to the shareholders of the Company and for any responsibility arising under Rule 28.3(b) of the City Code to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the City Code, consenting to its inclusion in the Rule 2.7 Announcement.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Part A of Appendix V of the Rule 2.7 Announcement and is based on the unaudited management accounts for the four months ended 30 April 2012 and a forecast to 31 December 2012. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART C: RULE 3 FINANCIAL ADVISERS’ LETTER

Merrill Lynch International	Deutsche Bank AG, London	N M Rothschild & Sons Limited
2 King Edward Street	Branch	New Court,
London EC1A 1HQ	Winchester House	St Swithin’s Lane,
	1 Great Winchester Street	London EC4N 8AL
London EC2N 2DB

Authorised and regulated by the	Authorised under German	Authorised and regulated by the
Financial Services Authority	Banking Law (competent	Financial Services Authority
authority: BaFin – Federal
Financial Supervisory Authority)
and authorised and subject to
limited regulation by the UK
Financial Services Authority

To:

The Board of Directors

Logica Plc.

250 Brook Drive

Green Park

Reading, RG2 6UA

31 May 2012

Dear Sirs

REPORT ON THE PROFIT FORECAST OF LOGICA PLC (THE “COMPANY”)

We refer to the profit forecast made by the Company, being the statement made by the Company that the expectation of full year operating profit, before exceptional items, would be higher than £242m (the “Profit Forecast”).

We have discussed the Profit Forecast and the bases and assumptions on which it is made with you and with PricewaterhouseCoopers LLP, the Company’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with you and with PricewaterhouseCoopers LLP. We have also considered the letter dated the same date as above from PricewaterhouseCoopers LLP addressed to you and to us on these matters. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and have assumed such accuracy and completeness for the purposes of providing this letter. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

On the basis of the foregoing, we consider that the Profit Forecast, for which you, as directors of the Company are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3(b) and Rule 28.4 of the City Code on Takeovers and Mergers and for no other purpose. No person other than the directors of the Company can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability to any other person other than to you, the directors of the Company, in respect of this letter or the work undertaken in connection with this letter.

We have given and have not withdrawn our respective consents to the publication of this letter accompanying the Profit Forecast.

Yours faithfully,

Merrill Lynch International	Deutsche Bank AG, London Branch	N M Rothschild & Sons Limited

APPENDIX VI

LOGICA SHARE SCHEMES AND OTHER INCENTIVE MATTERS

Logica Share Schemes

Options and awards granted under the Logica Share Schemes which are not already exercisable or vested will become exercisable or will vest as a result of the Acquisition. Letters will be sent to the participants in the Logica Share Schemes explaining the effect of the Scheme on their share options and awards.

All Logica Shares issued or transferred on the exercise of options or vesting of awards under the Logica Share Schemes before the relevant record date for the Scheme (“Scheme Record Time”) will be subject to the terms of the Scheme. The Scheme will not extend to Logica Shares issued after the Scheme Record Time. However, it is proposed to amend the articles of association of Logica at the General Meeting to provide that, if the Scheme becomes effective, any Logica Share issued or transferred after the Scheme Record Time will be automatically transferred to CGI in consideration for the payment by CGI of 105 pence in cash for each Logica Share so transferred.

The Logica 2005 Sharesave Scheme and Logica 2005 International Sharesave Scheme (together the Logica Sharesave Schemes)

Options granted under the Logica Sharesave Schemes will be exercisable for a period of six months following the Effective Date (as the board of Logica has exercised its power to extend the exercise period beyond the basic one month specified in the plan rules) . These options will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest or bonus due.

CGI Europe intends to offer compensation to certain participants in the Logica Sharesave Schemes who exercise their options in the six month period following the Effective Date in recognition of the early exercise of their options. The compensation payable will be equal to the gain (that is 105 pence per Logica Share minus the relevant exercise price) for each additional Logica Share the participant would have received had he/she continued saving for an additional period of 12 months from the Effective Date or, if shorter, until the maturity of his/her savings contract. The options to which this compensation proposal relates are those granted in 2010 at an exercise price of 96 pence per share and those granted in 2012 at an exercise price of 71 pence per share.

Options under the Logica Sharesave Schemes will cease to be exercisable after the date falling six months after the Effective Date but participants may continue to hold their options and, subject to the rules of the Logica Sharesave Schemes, exercise those options on the maturity of the related savings contract. Participants who choose to do this will not be entitled to the compensation payment described above.

Logica Employee Share Matching Plan

Under this all-employee plan, participants’ rights to free matching shares will be exercisable over the full number of Logica Shares under the award at the time of the Acquisition. Participants would continue to have a right to exercise at a later date, but as they would have disposed of the underlying invested shares, the number of matching free shares would be reduced on a pro-rata basis.

Logica Executive Share Plans

The Executive Share Plans comprise the Restricted Share Plan (“RSP”), the Partners’ Incentive Plan (“PIP”), the Partners’ Performance Multiplier Plan (“PPMP”), the Deferred Investment Share Plan (“DISP”) and the Long Term Incentive Plan (“LTIP”). Outstanding awards under the Executive Share Plans would normally vest at various dates up to mid-2015. The number of Logica Shares which may be released to participants on vesting of the awards is, under certain plans, determined by the extent to which applicable performance conditions are satisfied. These awards will vest immediately on completion of the Acquisition to the extent that the Logica Remuneration Committee (the “Committee”) determines, subject to the rules of each of the plans.

In the case of the RSP, PIP and PPMP, the Committee has broad discretion to determine vesting levels, having regard to factors including any performance conditions and time elapsed. To encourage the retention of senior executives and management of Logica (including the Logica Executive Directors), and with the agreement of CGI Europe, the Committee will exercise its discretions under these plans so that:

(a)	50 per cent. of each participant’s aggregate share awards under these plans will vest on the sanction of the Scheme and become due on the Effective Date. The relevant number of Logica Shares will be acquired by participants at that time and subsequently would be acquired, by CGI Europe under the Scheme and the relevant cash proceeds paid to participants, subject to the participant’s right to elect to receive the cash proceeds on 30 April 2013 instead; and

(b)	the balance of 50 per cent. of the Logica Shares under these aggregate awards would vest and be satisfied in equal amounts on 31 May 2013 and 31 January 2014. Vesting of each tranche of shares would be dependent on the participant remaining in service until the stated date, or if he/she has ceased employment, the participant not having ceased employment through resignation (other than constructive dismissal) or dismissal for cause (defined by reference to the participant’s terms of employment as in force on 1 May 2012). In the event of a participant’s cessation of employment where entitlement to vesting of an award is preserved, such award will vest on the cessation date and payment in respect of that award will be made no later than 14 days after the date of cessation.

In the case of the DISP and LTIP, the Committee is unlikely to be able to determine that any material number of Logica Shares will vest on the Acquisition. In relation to these plans, CGI Europe has agreed to make a cash payment equal to the amount due on full vesting of the Logica Shares under these awards (or will procure that Logica makes such a payment). The payment will be made in three instalments on the same basis as payment under the other Executive Share Plans as set out in (a) and (b) above. Likewise, entitlement to the May 2013 and January 2014 instalments would be subject to the same employment-related conditions as set out in (b) above. This arrangement relates to an aggregate of 3,282,600 Logica Shares (having a value of £3.57 million at the Acquisition price), of which 569,539 (£620,797) relate to Andy Green and 374,522 (£408,229) relate to Himanshu Raja. Rothschild, Bank of America Merrill Lynch and Deutsche Bank each consider these proposals to be fair and reasonable.

Logica 1996 Executive Share Option Scheme

Options granted under the scheme are already exercisable and will remain exercisable, subject to the rules of the scheme, until the tenth anniversary of the relevant option grant date.

Other incentive matters

In relation to the service contracts of the Logica Executive Directors and the seven other persons comprising the Logica Executive Committee, CGI Europe has agreed that if any of those individuals is dismissed (or constructively dismissed) before 31 January 2014 his service contracts will be honoured without mitigation and with contractual payments in lieu of notice being made at the time of their cessation of employment.

In relation to bonuses for the 2012 financial year, Logica and CGI Europe have agreed that the Logica Executive Directors and Logica Executive Committee members will, at the time of completion of the Acquisition, be paid “at target” bonuses prorated to reflect the duration of the 2012 financial year up to closing.

The arrangements in relation to service contracts and 2012 bonuses for Logica’s Executive Directors and Executive Committee members have been implemented with CGI Europe’s agreement in order to ensure that Logica’s senior team remains focused on ensuring stability in the business at a potentially unsettling time for clients, employees and other stakeholders.

Rothschild, Bank of America Merrill Lynch and Deutsche Bank each consider these proposals to be fair and reasonable.

APPENDIX VII

FURTHER DETAILS ON THE EQUITY FINANCING ARRANGEMENTS

Subscription Agreement and Subscription Receipt Agreement

Pursuant to the Subscription Agreement, CDP has subscribed for 46,707,146 Subscription Receipts, at a price of C$21.41 per Subscription Receipt, for aggregate gross proceeds of C$999,999,995.86. The aggregate subscription price is held in escrow by the Subscription Receipt Agent in accordance with the Subscription Receipt Agreement. The subscription has been made on a prospectus exempt basis under applicable Canadian law.

Pursuant to the Subscription Receipt Agreement, the Subscription Receipts will be automatically exchanged, without additional payment, for Class A subordinate voting shares of CGI (“CGI Shares”) on a one-for-one basis, and the aggregate subscription price for the Subscription Receipts will be released by the Subscription Receipt Agent to CGI immediately prior to completion of the Acquisition, subject to the satisfaction or waiver of the following conditions:

•

that except to the extent required by the Code, the Panel, the Court, or any other applicable law, regulation or regulatory body, the Conditions shall have been satisfied without amendment or without being waived, except for any amendment or waiver that is not material and does not have a material adverse effect on the interest of holders of Subscription Receipts;

•	that there shall have been no increase in the price per share payable in the Acquisition;

•

that the Debt Financing Agreements shall not have been amended or waived, except as contemplated therein or for any amendment or waiver that is not material and does not have a material adverse economic effect on the Debt Financing;

•	that certain specified material representations and warranties of CGI set out in the Subscription Agreement shall not have ceased to be true and accurate in all material respects; and

•

that CGI shall have obtained all requisite consents, waivers and authorizations required by the competent authorities, including regulatory and stock exchange authorities, in relation to the issuance of the underlying CGI Shares.

If these conditions are not satisfied or waived on or prior to the date that is 180 days following the date of the Subscription Receipt Agreement (27 November 2012), or if the Acquisition lapses or is withdrawn, then the Subscription Receipts will be automatically terminated and cancelled, and the aggregate subscription price plus accrued interest will be returned by the Subscription Receipt Agent to the holders of Subscription Receipts.

The Subscription Agreement contains customary representations and warranties by CDP to CGI and an indemnity from CDP in favour of CGI in respect of breaches of covenants or representations and warranties by CDP. The Subscription Agreement also contains customary representations and warranties by CGI to CDP and an indemnity from CGI in favour of CDP in respect of breaches of covenants or representations and warranties by CGI and in respect of orders, investigations or other proceedings prohibiting, restricting or materially affecting the trading or distribution of the Subscription Receipts or underlying CGI Shares. The representations, warranties and indemnities will be in effect for a period of two years following completion of the Acquisition, except for customary exceptions for tax matters and in the case of fraud.

Under the Subscription Agreement, CDP has reserved the right to syndicate a portion of its participation in the Subscription Receipts to reduce its ownership or control over CGI Shares to below 20 per cent. (on a non-diluted basis), taking into account the Subscription Receipts and the CGI Shares already owned or controlled by CDP, and CGI has undertaken to cooperate with CDP and provide all required documentation, at CDP’s expense, to ensure the success of such syndication. In the event that such syndication is completed prior to or concurrently with closing of the Acquisition, CGI will participate in the selection process of the syndicate members to reasonably ensure the profile and financial capacity of the potential investor.

The Subscription Agreement provides that, for the period prior to the completion of the Acquisition, CGI has undertaken to send to CDP a copy of any agreement relating to the subscription to Subscription Receipts for CGI Shares (or securities convertible into CGI Shares) by any investor other than CDP within five days of such subscription. To the extent that the terms and conditions offered to such other investor are more advantageous, CDP has reserved the right to require the same terms and conditions by written notice to CGI within five days of receipt of the relevant subscription agreement.

The Subscription Agreement also provides that, for the period prior to completion of the Acquisition, CGI will notify CDP, for information purposes only and without thereby conferring any right on CDP, as soon as possible of the occurrence of any material adverse change, to the knowledge of CGI, affecting CGI, Logica, the Acquisition, or the Debt Financing, in each case, subject to any confidentiality obligation of CGI.

Pursuant to the Subscription Agreement, CGI will reimburse, up to an aggregate maximum amount of C$100,000, the fees and expenses incurred by CDP in connection with the Subscription Agreement, including reasonable fees and disbursements of legal counsel.

Registration Rights Agreement

Pursuant to the Subscription Agreement, CGI and CDP have agreed to enter into the Registration Rights Agreement prior to or at completion of the Acquisition.

Pursuant to the Registration Rights Agreement, CDP will have the right, as long as it beneficially owns or exercises control or direction over 15 per cent. or more of the outstanding CGI Shares, to recommend to CGI one nominee to be part of any slate proposed by CGI and included in a proxy circular relating to the election of directors of CGI, provided that the CDP nominee shall have no material relationship with CGI or CDP, that he/she shall be eligible to serve as a director under CGI’s laws of incorporation and articles and that his/her nomination shall be subject to a favourable recommendation of the Corporate Governance Committee of CGI’s Board of directors.

The Registration Rights Agreement will provide that CDP will be entitled, at any time and from time to time, as long as it beneficially owns or exercises control or direction over 20 per cent. or more of all outstanding CGI Shares, to require CGI to file a Canadian prospectus and take such other steps as may be reasonably necessary to facilitate a secondary offering in Canada, at CDP’s expense, the whole upon the terms and conditions set forth in the Registration Rights Agreement.

In addition, if CGI proposes to make a distribution in Canada for its own account or if an existing shareholder proposes to make a distribution in Canada through a secondary offering, CGI will be required, at that time, upon request by CDP, provided that it beneficially owns or exercises control or direction over 15 per cent. of the outstanding CGI Shares, use commercially reasonable efforts to cause to be included in such distribution the CGI Shares that CDP has requested to be included, up to a maximum of 15 per cent. of the CGI Shares to be offered in such distribution, with expenses to be shared on a pro rata basis, the whole upon the terms and conditions set forth in the Registration Rights Agreement.

The Registration Rights Agreement will provide that, in connection with any prospectus-exempt sale by CDP in Canada or in the US, CGI will be required to use commercially reasonable efforts, at CDP’s expense, to assist CDP and its representatives in the preparation of the required documentation and to allow any prospective buyer to conduct reasonable due diligence on CGI.

If CGI proposes to file a registration statement for the distribution of CGI Shares to the public in the United States, CDP and CGI will, prior to such distribution taking place, supplement the Registration Rights Agreement so as to provide CDP with registration rights enabling distribution of CGI Shares to the public in the United States. that are substantially equivalent to the registration rights that will be provided under the Registration Rights Agreement.

APPENDIX VIII

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

“2006 Act”	the UK Companies Act 2006, as amended;

“Acquisition”	the acquisition by CGI Europe of the entire issued and to be issued ordinary share capital of Logica at a price of 105 pence per Logica Share to be effected by means of the Scheme (or, subject to the consent of the Panel, a Takeover Offer) including, where the context so requires, any subsequent variation, revision, extension or renewal thereof;

“Amended Logica Articles”	the articles of association of Logica as at the Announcement Date, as amended to include provisions, in terms approved by CGI Europe, that avoid any person (other than CGI Europe or its nominee(s)) remaining as a holder of Logica Shares after the Effective Date, such proposed amendments to be set out in full in the notice of the General Meeting in the Scheme Document;

“Announcement Date”	31 May 2012;

“Annual Report”	the annual report and accounts of Logica for the year ended 31 December 2011;

“Artemis”	Artemis Investment Management LLP;

“Authorisations”	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;

“Backstop Revolving Credit Facility”	has the meaning given to it in paragraph 12 of this Announcement;

“Bank of America Merrill Lynch”	Merrill Lynch International, a subsidiary of Bank of America Corporation;

“Business Day”	a day (other than Saturdays, Sundays and public holidays) on which banks are open for business in London, United Kingdom and Montréal, Canada;

“CGI”	CGI Group Inc., a company incorporated in the Province of Québec, Canada;

“CGI Europe”	CGI Group Holdings Europe Limited, a company incorporated in England and Wales and a wholly-owned subsidiary of CGI;

“CGI Group”	CGI, its subsidiaries and subsidiary undertakings;

“CGI Shares”	has the meaning given to it in paragraph 12 of this Announcement;

“CDP”	Caisse de dépôt et placement du Québec;

“CIBC”	Canadian Imperial Bank of Commerce;

“Capital Reduction”	the reduction of Logica’s share capital under Section 648 of 2006 Act provided for in connection with the Scheme;

“Close of Business”	6.00 p.m. of a relevant Business Day;

“Closing Price”	the middle market price of a Logica Share at the close of business on the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day or from Bloomberg in the case of average Closing Prices for certain periods to which such average relates to;

“Code”	the City Code on Takeovers and Mergers;

“Conditions”	the Conditions to the Acquisition, as set out in Appendix I of this announcement and to be set out in the Scheme Document;

“Council Regulation”	Council Regulation (EC) 139/2004, as amended;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court under Part 26 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Orders”	the orders of the Court sanctioning the Scheme and confirming the related Capital Reduction;

“Credit Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“CREST”	a relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);

“Daily Official List”	the daily official list of the London Stock Exchange;

“Dealing Day”	a day on which dealing in domestic securities may take place on, and with the authority of the London Stock Exchange;

“Debt Financing”	the new credit facilities made available to CGI under the Debt Financing Agreements;

“Dealing Disclosure”	has the same meaning as in Rule 8 of the Code;

“Debt Financing Agreements”	the Credit Agreement, the Fee Letter and the Syndication Letter;

“Deutsche Bank”	Deutsche Bank AG, London Branch;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Excluded Shares”	any Logica Shares which are registered in the name of or beneficially owned by any member of the CGI Group or its nominee(s) and any Logica Shares held in treasury;

“Executive Share Plan”	the Restricted Share Plan, the Logica Partners Incentive Plan, the Logica Partners Performance Multiplier Plan, the Long Term Incentive Plan, the Deferred Investment Share Plan (formerly the Executive Equity Partnership Plan);

“Fairly Disclosed”	information:

(a) which has been fairly disclosed in writing by or on behalf of Logica to CGI or its advisers prior to the Announcement Date;

(b) which has been Publicly Announced; or

(c) set out in this announcement;

“Fee Letter”	the fee letter dated 31 May 2012 addressed to CGI by CIBC, NBC and TD

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the General Meeting;

“FSA”	the United Kingdom Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“FSMA”	the UK Financial Services and Markets Act 2000, as amended;

“General Meeting”	the general meeting of Logica Shareholders (including any adjournment thereof) to be convened in connection with the Scheme;

“General Meeting Resolutions”	the resolutions to be proposed at the General Meeting;

“Goldman Sachs”	Goldman Sachs International;

“Interim Management Statement”	the interim management statement issued by Logica on 11 May 2012 including unaudited financial information for the three months ended 31 March 2012 as set out in Appendix IV to this announcement;

“Logica”	Logica plc, a company incorporated in England and Wales;

“Logica Directors”	the directors of Logica as at the date of this announcement;

“Logica Executive Committee”	Joao Baptista, Gary Bullard, Serge Dubrana, Joe Hemming, Stephen Kelly, Jean-Marc Lazzari, and Amanda Mesler;

“Logica Executive Directors”	Andrew Green and Himanshu Raja;

“Logica Financial Advisers”	Rothschild, Bank of America Merrill Lynch and Deutsche Bank;

“Logica Group”	Logica, its subsidiaries and subsidiary undertakings;

“Logica Profit Forecast”	the statement in italics and marked with an asterisk in paragraph 1 of Part A of Appendix V of this announcement, as reported on by PricewaterhouseCoopers and the Logica Financial Advisers and otherwise referred to or reproduced elsewhere in this announcement;

“Logica Share Schemes”	the Logica Sharesave Schemes, the Logica Employee Share Matching Plan, the Logica 1996 Executive Share Option Scheme and the Logica Executive Share Plans;

“Logica Shareholders”	holders of Logica Shares;

“Logica Shares”	ordinary shares of 10 pence each in the capital of Logica;

“London Stock Exchange”	London Stock Exchange plc, a company incorporated in England and Wales;

“Logica Trading Update”	Logica’s trading update dated 14 December 2011, in which the board of Logica announced its intention to accelerate its restructuring programme;

“NBC”	National Bank of Canada;

“New Logica Shares”	the new Logica Shares to be issued to CGI Europe or its nominee(s) in accordance with the Scheme;

“Offer Period”	the offer period (as defined by the Code) relating to Logica, which commenced on 31 May 2012;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Code;

“Overseas Shareholders”	Logica Shareholders with registered addresses outside the United Kingdom or who are not resident in the United Kingdom;

“Panel”	the Panel on Takeovers and Mergers;

“PricewaterhouseCoopers”	PricewaterhouseCoopers LLP;

“Publicly Announced”	disclosed (a) in any public announcement by Logica to any Regulatory Information Service on or before 5:00 p.m. on 30 May 2012 or (b) in the Annual Report;

“Reduction Court Order”	the order of the Court which confirms the Capital Reduction;

“Reduction Record Time”	the time and date specified as such in the Scheme Document expected to be 6.00 p.m. on the Business Day immediately preceding the date upon which the Capital Reduction Court Order is made;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Registration Rights Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Regulatory Information Service”	a service approved by the London Stock Exchange for the distribution to the public of announcements and included within the list maintained on the London Stock Exchange’s website;

“Restricted Jurisdiction”	any jurisdiction where extension or acceptance of the proposed Acquisition would violate the law of that jurisdiction;

“Rothschild”	N M Rothschild and Sons Limited;

“Sanction Court Order”	the order of the Court sanctioning the Scheme;

“Scheme” or “Scheme of	the proposed scheme of arrangement under Part 26 of the

Arrangement”	2006 Act to be posted by Logica to the Scheme Shareholders, the full terms of which will be set out in the Scheme Document with or subject to any modification, addition or condition which CGI Europe and Logica may agree, and if required, the Court may approve or impose;

“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme;

“Scheme Document”	the document to be sent by Logica to Logica Shareholders, containing and setting out the Scheme, the notices convening the Court Meeting, the General Meeting and the further particulars required by Part 26 of the 2006 Act;

“Scheme Shares”	the Logica Shares:

(a) in issue at the date of the Scheme Document;

(b) if any, issued after the date of the Scheme Document and before the Scheme Voting Record Time; and

(c)    if any, issued at or after the Scheme Voting Record Time and before the Reduction Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

“Scheme Shareholders”	the holders of Scheme Shares;

“Scheme Voting Record Time”	the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 p.m. on the day which is 2 days before the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is 2 days before the date of such adjourned Court Meeting;

“Schroder”	Schroder Investment Management Limited;

“Security Agency”	any governmental or regulatory body competent to take action or impose restrictions in connection with the Acquisition by reference to its implications for any aspect of public policy, law and order, national security, policing, defence, or military procurement;

“Statement of Capital”	the statement of capital (approved by the Court) showing, with respect to Logica’s share capital, as altered by the Capital Reduction Court Order, the information required by Section 649 of the 2006 Act;

“Subscription Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipts”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipt Agent”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipt Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Substantial Interest”	in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in Section 548 of the 2006 Act) of such undertaking;

“Syndication Letter”	a syndication letter dated 31 May 2012 addressed to CGI by CIBC, NBC and TD;

“Takeover Offer”	should the Acquisition be implemented by way of a takeover offer, a takeover offer made by CGI Europe to acquire the issued and to be issued Logica Shares and, where the context so requires, any revision, variation, extension or renewal of such offer;

“TD”	The Toronto-Dominion Bank;

“Third Party”	each of a central bank, government or governmental, quasi- governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever (including for the avoidance of doubt any Security Agency) in any jurisdiction;

“TSX”	Toronto Stock Exchange;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States of America and the District of

Columbia;

“Wider CGI Group”	CGI, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest; and

“Wider Logica Group”	Logica, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest.

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “parent undertaking”, “undertaking” and “associated undertaking “ have the respective meanings given thereto by the 2006 Act, but for this purpose ignoring paragraph 20(l)(b) of Schedule 4A of the Companies Act 1985, as amended.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

£ and pence means pounds and pence sterling, the lawful currency of the United Kingdom.

C$ means Canadian dollars, the lawful currency of Canada.

SCHEDULE 3

LOGICA SHARE SCHEMES

Logica and CGI Europe agree that the following arrangements will, where appropriate subject to the Offer becoming effective in all respects, be implemented with respect to the Logica Share Schemes and certain employment arrangements.

Without prejudice to the obligations of CGI Europe under Rule 15 of the Code, CGI Europe’s obligations in this Schedule:

(a)	with respect to share options and share awards, apply to those arising under the terms of the relevant plans and arrangements as in force at the date of this Agreement on the terms disclosed in writing to CGI Group Inc. prior to 29 May 2012 and as presented in the Agreed Form Spreadsheet; and

(b)	with respect to service agreements, bonus entitlements and indemnity and insurance arrangements, apply to those agreements, entitlements and arrangements disclosed in writing to CGI Group Inc. prior to 29 May 2012.

1.	EMPLOYEE SHARE SCHEME MATTERS

1.1 The Agreed Form Spreadsheet summarises outstanding options and awards in respect of Logica Shares granted to employees under the share schemes referred to therein as of the dates set forth therein.

1.2 Logica and CGI Europe agree that it is their commercial intention that, subject to the rules of the Logica Share Schemes, options and awards under the Logica Share Schemes become exercisable or vest as a consequence of the Offer. Accordingly they agree that if the Offer is effected, as is planned, by way of the Scheme and scheme counsel is of the opinion that the Scheme is not for the purposes of or in connection with the reconstruction of Logica or its amalgamation with another company, they will document the Scheme as “a general offer by way of scheme of arrangement” if this will assist in enabling options and awards held under any of the Logica Share Schemes to be exercised pursuant to the rules of those schemes in consequence of a general offer.

1.3 Logica and CGI Europe acknowledge that options and awards under certain of the Logica Share Schemes may in any event become capable of vesting and/or becoming exercisable early in consequence of the Court’s sanction of the Scheme. Logica and CGI Europe agree that if this is in fact the case and if the Offer is effected by way of a scheme of arrangement, the timetable for its implementation shall so far as practicable (consistently with Logica’s and CGI Europe’s objective that the Effective Date should precede the Long Stop Date by as long as possible) be fixed so as to enable such options and awards under the relevant Logica Share Schemes to be exercised or vest in sufficient time to enable the resulting Logica Shares acquired by participants in the relevant Logica Share Schemes to participate in the Offer in accordance with its terms so that their Logica Shares are acquired by cancellation pursuant to the Scheme.

1.4 If the Offer is effected by way of the Scheme, CGI Europe agrees that the Articles of Association of Logica can be (and will remain) amended as described in the 2.7 Announcement so that any Logica Shares issued after the Record Date pursuant to the exercise or vesting of options or awards under the Logica Share Schemes will be acquired by CGI Europe on terms equivalent to those available to other holders of Logica Shares under the Offer (other than in respect of certain terms relating to procedure and timing of satisfaction).

1.5 CGI Europe agrees that if necessary in order to obtain a corporation tax deduction in respect of the exercise of any option or vesting of any award under the Logica Share Schemes, Logica and CGI Europe shall seek to retain the admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange of the Logica Shares for a period of two business days following the date of which CGI Europe obtains control of Logica for the purposes of the Logica Share Schemes.

Sharesave Schemes and Share Matching Plan

1.6 If, as is planned, the Offer is implemented by way of the Scheme and the Scheme becomes effective, options granted under the Logica 2005 UK Sharesave Scheme and the Logica 2005 International Sharesave Scheme (together the “Logica Sharesave Schemes”) will then be exercisable for a period of six months following the Effective Date (as the Board of Logica intends to exercise its power to extend the initial exercise period beyond the basic one month specified in the rules), these options will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest or bonus due to the relevant employee at that time. Accordingly, CGI Europe intends to offer compensation to certain participants in the Logica Sharesave Schemes who exercise their options in the six month period following the Effective Date in recognition of the early exercise of their options. The compensation payable will be equal to the net gain (that is 105 pence per Logica Share minus the relevant exercise price) for each additional Logica Share the participant would have received had they continued saving for an additional period of twelve months from the Effective Date or, if shorter, until the end of the maturity period under his or her savings contract. The compensation payment will be subject to and reduced by deductions for income tax payable and employee’s social security contributions. The options to which this compensation proposal relates are those granted in 2010 at an exercise price of 96 pence per share and those granted in 2012 at an exercise price of 71 pence per share.

1.7 If, as is planned, the Offer is effected by way of the Scheme and the Scheme becomes effective, options under the Logica Sharesave Schemes will cease to be exercisable after the date falling six months after the Effective Date but participants may continue to hold their options and, subject to the rules of the Logica Sharesave Schemes, exercise those options within the exercise period following maturity of the related savings contract. Participants who choose to do this will not be entitled to the compensation payment described in paragraph 1.6 above.

1.8 In respect of the Logica Employee Share Matching Plan, Logica and CGI Europe have agreed that awards will cease to be exercisable 6 months following the Effective Date (this being the post Effective Date exercise period specified in the rules), but participants may continue to hold their award and, subject to the rules of the plan, exercise their award within the normal vesting window under the plan (that is, between the third and tenth anniversaries of the grant of the award).

Executive Share Plans

1.9 CGI Europe acknowledges that the extent to which awards under the Restricted Share Plan (“RSP”), the Partners’ Incentive Plan (“PIP”) and the Partners Performance Multiplier Plan (“PPMP”) vest in connection with the Offer is to be determined in accordance with the rules of the relevant plans and actions taken and discretions exercised pursuant to those rules by the remuneration committee of Logica (or other duly constituted committee of the Board as appropriate). In particular CGI Europe acknowledges Logica’ s statement that the Remuneration Committee has broad discretion to determine vesting levels, having regard to factors which includes performance conditions and time elapsed. To encourage the retention of senior executives and management of Logica (including the Executive Directors) after the Effective Date Logica agrees that, with CGI Europe’s agreement, it will procure that the Remuneration Committee will exercise its discretions under these plans so that:

(a)	50 per cent. of each participant’s aggregate share awards under these plans will vest on the sanction of the Scheme and become due on the Effective Date. The relevant number of Logica Shares would be issued to the employee share trust (“EST”) prior to the Scheme Record Time so that on the Effective Date those shares would be acquired by CGI Europe under the Scheme and then the relevant cash proceeds would be paid to participants within 14 days of the Effective Date, (subject to the participants’ right to elect to receive the cash proceeds on 30 April 2013 irrespective of whether he remains in employment of the Logica Group); and

(b)	the balance of 50 per cent. of the Logica Shares under these aggregate awards would vest and be satisfied in equal amounts on 31 May 2013 and 31 January 2014. Vesting of each tranche of shares would be dependent on the participant remaining in service until the stated date, or if he has ceased employment, the participant not having ceased employment through resignation (other than constructive dismissal) or dismissal for cause (defined by reference to the participant’s terms of employment as in force on 1 May 2012). In the event of a participant’s cessation of employment where entitlement to vesting of an award is preserved, such award will vest on the cessation date and payment in respect of that award will be made no later than 14 days after the date of cessation. The intention of Logica and CGI Europe is that Logica would satisfy these awards on vesting by either making a cash payment equal to the price per Logica Share offered by CGI Europe under the Offer multiplied by the vested number of Logica Shares or by issuing the requisite number of Loan Star Shares and acquiring those shares for the same consideration payable in respect of Logica Shares under the Scheme and pursuant to the amended Logica

Articles of Association, with, in each case, cash payments subject to deductions for income tax payable and employee’s social security contributions.

1.10 In the case of the Deferred Investment Share Plan and the Long Term Incentive Plan, CGI Europe acknowledges that the Remuneration Committee is unlikely to be able to determine that any material number of Logica Shares will vest on the Effective Date and accordingly CGI Europe has agreed to make a cash payment equal to the amount due on full vesting of the Logica Shares under these awards (or will procure that Logica makes such a payment). The payment would be made in three instalments on the same basis as payment under the RSP, PIP and PPMP as set out in 1.9 (a) and (b) above, with entitlements to the 31 May 2013 and 31 January 2014 instalments being subject to the employment-related conditions set out in 1.9 (b) above. Logica and CGI Europe will discuss whether these payments can be more tax efficiently made by Logica and seek to implement them in that manner if appropriate.

1.11 Options granted under the Logica 1996 Executive Share Option Scheme are already exercisable and CGI Europe agrees that they will remain exercisable, subject to the rules of the plan, until the tenth anniversary of the relevant option grant date.

Satisfaction of Awards and/or Options in Cash

1.12 Logica and CGI Europe agree that, without prejudice to the generality of the foregoing and in accordance with the rules of the Logica Share Schemes, if, after consultation with CGI Europe, Logica reasonably considers it appropriate for tax, securities law or administrative reasons, CGI Europe or Logica will offer to holders of options and awards who are not resident in the United Kingdom (or any other persons so permitted in accordance with the rules), a cash sum equal to the latent profit in their option or award (being the difference between the price per Logica Share offered by CGI Europe under the Offer and the exercise price of that option or award (if any) and less any required deductions for income tax and employee’s social security contributions) in satisfaction of (or where relevant in return for agreeing to cancel) their option or award. This paragraph does not apply to arrangements covered by 1.9 or 1.10 above.

Employee Share Trust

1.13 Logica agrees that the trustee of the EST will use the Logica Shares registered in its name at the Scheme Record Time, or issued to it subsequently, to satisfy awards under the RSP, PIP and/or PPMP to the extent awards under such pians vest on or following the court sanction of the Scheme.

1.14 Logica shall issue to the trustee of the EST immediately prior to the court sanction of the Scheme the number of Logica shares required to enable the EST to satisfy the first tranche of RSP, PIP and PPMP awards which vest upon the court sanction of the scheme.

2.	EMPLOYMENT MATTERS

2.1 CGI Europe intends that the existing employment rights, including pension entitlements, of the management and employees of the Logica Group will be fully respected.

2.2 Logica and CGI Europe hereby agree:

(a)	in relation to the service contracts in force at 1 May 2012 of the Executive Directors of Logica and the seven other persons comprising its Executive Committee, CGI Europe has agreed that if any of those individuals are terminated (including constructive dismissal) by the Logica Group, other than for cause (determined by reference to the participant’s service contract), before 31 January 2014 their service contracts will be honoured without mitigation and with contractual payments in lieu of notice being made at the time of their cessation of employment;

(b)	in relation to bonuses for the 2012 financial year, Logica and CGI Europe have agreed that the Executive Directors and Executive Committee members will, at the time of completion of the Offer, be paid “at target” bonuses prorated to reflect the duration of the 2012 financial year up to closing; and

(c)	the arrangements in relation to service contracts and 2012 bonuses for Logica’s Executive Directors and Executive Committee members have been implemented with CGI Europe’s agreement in order to ensure that Logica’s senior team remains focused on ensuring stability in the business at a potentially unsettling time for clients, employees and other stakeholders.

2.3 CGI Europe shall procure that Logica shall maintain the level of cover provided by its current directors’ and officers’ liability insurance for both current and former directors and officers of Logica Group (including run off cover for a period of six years following a director’s or officer’s retirement) for acts and omissions up to and including the Effective Date, to include directors and officers who retire or whose employment is terminated as a result of the Offer. Such insurance shall be with reputable insurers and provide cover at least as broad in its scope as that provided to current directors as at the date of this Agreement. Further, CGI Europe shall procure that Logica complies with its obligations as in force as at 1 May 2012 to indemnify the directors of Logica in accordance with the terms of their respective service agreements, letters of appointment or separate deeds of indemnity, as the case may be.

IN WITNESS of which the Parties have executed this Agreement on the date first written above.

EXECUTED by acting for and on behalf of CGI GROUP INC.	/s/ R. David Anderson

EXECUTED by acting for and on behalf of CGI GROUP HOLDINGS EUROPE LIMITED	/s/ R. David Anderson

EXECUTED by acting for and on behalf of LOGICA PLC	/s/ David Tyler

Version 7 - 30 May 2012

Lone Star Shares for Consideration Purposes (as at 30 May 2012) - See Note 1
Registrar’s Issued Share Capital as at 30 May 2012	1,620,160,491
Dilution of share capital by employee share plans as published on page 87 Report and Accounts for 2011 (at 31 December 2011) - See Note 2 and tab “Additional Information”
PIP	5,990,789
PPMP	4,752,937
LTIP	9,941,147
ESOS	5,035,341
Sharesave UK	10,765,141
Sharesave International	7,212,669

43,698,024
Awards granted from 31 December 2011 to 30 May 2012 - See Note 3
PIP	4,258,090
PPMP	2,201,834
LTIP	206,935
Sharesave UK	4,605,810
Sharesave International	3,250,997

14,523,666
Fully diluted share capital if all awards vested (ignoring options exercises and lapses since 31 December 2011 - see section below)	1,678,382,181
Option exercises from 31 December 2011 to 30 May 2012 (i.e. not included in the share capital figures from 31 Dec 2011) - See Note 4
PIP	111,489
LTIP	5,008,612
Sharesave UK 2009 grant	1,867,110
Sharesave International 2009 grant	1,199,714

-8,186,925
Option and award lapses from 31 December 2011 to 30 May 2012
PIP	-247,016
PPMP	-1,697,281
LTIP	-3,333,019
ESOS	-2,740,130
Sharesave UK	-457,801
Sharesave International	-286,538

-8,761,785
ESOS awards underwater	-2,295,211
Sharesave options underwater i.e. 2011 grants with 114p strike price	-2,712,711

-5,007,922
New issues resulting from shortfall within EBT - See Note 5 below	3,067,363
Total number of shares for consideration purposes	1,659,492,912

Notes

1	These calculations do not account for the underwater Unilog BSAR warrants over 5,491,034 shares (which have a strike price of 146p). The figures keep in account as a share number awards granted under the DISP and LTIP despite the proposal regarding cash settlement by Cargo (because the cash cost remains the same).

2	This figure includes all options and awards granted under the employee share plans (excluding those granted by the Employee Benefit Trust (EBT) and to be satisfied by market purchase - see Note 5 below) and assumes full vesting, and in the case of Sharesave options, exercise occurs when final maturity is reached.

3	This figure assumes full vesting and exercise under each of the awards. In particular it assumes that participants in the 2010 and 2012 Sharesave will continue saving under the maturity of their Sharesave contracts and then exercise in full. Alternatively should participants accept an inducement that Cargo may offer to exercise their outstanding options early at a September 2012 closing, the remainder of shares under option would then lapse. If (hypothetically) all employee accept the inducement the lapse figure in those circumstances would amount to 7,755,041 shares (see tab “Additional Information” for further detail) and accordingly would reduce the total dilution figure to 1,651,743,680. The inducement itself is not costed here (nor is any related tax gross-up).

4	Only the Sharesave UK and Sharesave International exercises had a strike price, £0.54. The other grants were of free shares.

5	The EBT at 17 May 2012 held 8,305,636 shares and had granted awards in respect of 11,372,999 shares - of which 8,113,408 must be satisfied by market purchase (8,063,144 shares for RSP awards and 50,264 shares for awards under the historic Executive Equity Partnership Plan (EEPP)), the remainder of 3,259,591 shares could be satisfied by new issue. Once the remainder in the EBT is used after RSP and EEPP satisfaction (204,346 shares) there is a shortfall of 3,067,363 as reflected above. The EBT shortfall of Lone Star shares in respect of each plan (assuming the shares currently held in the EBT will be used to satisfy outstanding RSP awards, EESP awards and the remainder in the EBT of 204,346 shares will be used towards DISP awards) are as follows:

Share plan	EBT shortfall of Lone Star shares under award
DISP	1,271,803
EEPP	1,795,560

In respect of outstanding DISP awards, the proposed cash settlement treatment of such awards will impact the mechanics of satisfaction but not the cash cost.

There will be additional cash liabilities in respect of dividend equivalents payable under the PIP and PPMP awards for 2010, 2011 and 2012 and the RSP award linked to the PIP Award in 2010. The total number of shares on which dividend equivalent payments are applicable is 15.7 million. The accrued cash figure (historically Lone Star have settled dividend equivalents in cash not shares) to satisfy the dividend equivalent liability for unvested awards under the PIP and PPMP is anticipated to be £921,412.

GS - request for further information

25-May-12

Consideration	Share Count	Response	Outstanding	Option Price (p)
Dilution of share capital by	43,733,807	Partners’ Incentive Plan (2010)	1,207,703	n/a
employee share plans as		PIP (2011)	4,783,086	n/a
published on p.87 AR 2011		Partners’ Performance Multiplier Plan (2009)	1,143,023	n/a
		PPMP(2010)	702,548	n/a
		PPMP(2011)	2,907,366	n/a
		Long Term Incentive Plan (2009)	8,483,313	n/a
		LTIP (2010)	247,673	n/a
		LTIP(2011)	1,210,161	n/a
		Executive Share Option Scheme (September 2002)	767,079	107.2331
		ESOS (May 2005)	210,473	143.9297
		ESOS (September 2005)	79,638	156.2351
		ESOS (September 2004)	108,081	156.4548
		ESOS (April 2005)	2,393,701	159.0917
		ESOS (April 2006)	15,000	192.75
		ESOS (March 2004)	111,493	234.6823
		ESOS (September 2003)	1,348,170	238.1891
		ESOS (March 2002)	1,706	377.0738
		UK Sharesave (2008 deferrals)	26,451	90
		UK (2009)	5,331,229	54
		UK (2010)	2,527,399	96
		UK (2011)	2,880,062	114
		Sharesave International (2009)	5,001,577	54
		International (2010)	2,211,092	96

			43,698,024

Outstanding awards to be		Restricted Share Plan	7,254,251	n/a
satisfied from the EBT at		Deferred Investment Share Plan	2,564,198	n/a
31-Dec-11		Partners’ Incentive Share Plan (2009 award)	2,049,226	n/a
		Executive Equity Partnership Plan	50,264	n/a
		Employee Share Match Plan	1,792,188	n/a
		Executive Share Option Scheme	682,620	n/a

			14,392,747

There are no shares outstanding under the RSP, DISP, ExEPP, ESMP to be satisfied by newly issued shares.

Outstanding Awards under the
Sharesave Plans
If participants exercise awards by		Sharesave UK (2010)	-526,270	96p
end September:		UK (2011) lapsed in entirely on dilution sheet	0	114p
		UK (2012)	-3,959,129	71
		Sharesave International (2010)	-470,172
		International (2011)	-2,799,470

			-7,755,041

Consideration	Share Count	Response	Lapses	Option Price (p)
Lapses - UK and International		UK Sharesave (2008 deferrals)	24,318	90
Sharesave 31 December - 30 May 2012		UK (2009)	109,046	54
		UK (2010)	148,974	96
		UK (2011)	167,351	114
		UK (2012)	8,112	71

		Total Lapses	457,801	—

		Sharesave International (2009)	202,314	54
		International (2010)	84,224	96

		Total Lapses	286,538	—

Movements from 23 May to 30 May

Shares in issue figure as at 23 May 2012			1,619,840,596
Movements to 30 May 2012
Shares allotted on 24 May 2012			319,895

Detail:	Allotment	Price
Allotment
Uk Sharesave Plan	167,058	54p
International Sharesave Plan	144,470	54p
Partners’ Incentive Plan (2010 award)	3,157	nil
Partners’ Incentive Plan (2011 award)	5,210	nil

	319,895

Lapses	Lapses
UK Sharesave Plan (31 March 2010)	7,940	96p
UK Sharesave Plan (08 April 2009)	5,422	54p
UK Sharesave Plan (31 May 2011)	2,850	114p

	16,212
International Sharesave Plan (08 April 2009)	6,992	54p
International Sharesave Plan (31 March 2010)	1,657	96p

	8,649
No new grants have been awarded

Movements in the EBT
Transfers from the Employee Share Match Plan	12,118
Transfers from the Restricted Share Plan	3,302

	15,420
Shares in Issue figure as at 30 May			1,620,160,491